Exhibit 99.2

Information Circular

In respect of the Annual General Meeting of
Shareholders to be held on June 22, 2026

Dated May 6, 2026

Skeena was born of the belief that a mining company can be a positive force in society. By being thoughtful and forward-thinking, we strive to create value for all stakeholders and contribute to a better world.

Our Values

We have shaped our values with a strong emphasis on collaboration and a deep respect for Indigenous groups, ensuring their perspectives are at the forefront of our efforts. These values guide our decision making, how we work as a team and how we show up every day.

We care	We innovate	We are passionate	We collaborate

We care about people, our communities and nature. We care for one another, people’s safety and well-being, and doing our best work. We respect and collaboratively steward the land and work with communities to contribute to prosperity, while constantly searching for more sustainable ways of doing business.

We are forward thinking and approach challenges creatively. With our eyes on the future, we embrace change, new ideas and stay agile to grow and succeed.

We are excited about the work we do in the mining industry and the opportunities ahead. We work hard to achieve results and are determined to succeed in everything we do. We take ownership, act responsibly and do what’s right without hesitation.

We work together to achieve together. We value our teams, respect our colleagues and partner with community members to create positive outcomes. Our values tie us together – by caring for each other and the environment, innovating collectively, being passionate about the work we do, we collaborate to harness everyone’s strengths.

Our Mission

To become Canada’s premier mineral development team – admired for our innovation, our creativity, and our commitment to deliver value and prosperity wherever we operate.

Our Vision

To build an industry-leading mining company that delivers value and prosperity to our shareholders, employees, Indigenous partners and surrounding communities, and is committed to reconciliation with Indigenous peoples through responsible and sustainable mining development.

Dear Shareholders

2026 is the year where everything locks in as we move ahead with clarity and purpose to build the Eskay Creek mine. After years of careful planning, rigorous environmental work and meaningful engagement with Indigenous Nations and local communities, we are now in the development phase of our flagship project in British Columbia. The groundwork is set, with our team assembled, capital secured, partnerships formalized and permits in hand.

Business Highlights

2025 marked a transformative chapter in the Skeena story, made possible by the relentless work, dedication and collaborative spirit of our entire team. We achieved crucial milestones that strengthened our business, fortified our partnerships, progressed our sustainability commitments and propelled the Eskay Creek mine closer to commercial production.

A defining milestone of the year was the Eskay Creek Project becoming the first in B.C. to complete an environmental assessment under a consent-based decision-making agreement established through Section 7 of the Declaration on the Rights of Indigenous Peoples Act (“DRIPA”). As part of the process to achieving consent, Skeena completed an Impact Benefit Agreement (“IBA”) with the Tahltan Nation — the product of more than a decade of collaboration — which was ratified by Tahltan membership in December 2025 with approximately 77% approval. This strong show of support marked a true turning point — from vision to validation. The Tahltan Central Government subsequently provided formal consent for the Eskay Creek Project in January 2026, enabling the issuance of the Environmental Assessment Certificate.

Randy Reichert, M.Sc. Eng., P.Eng. President & Chief Executive Officer

Our innovative IBA is recognized as a “game-changer that breaks the mould” of past arrangements and will anchor our continued partnership with the Tahltan Nation. It sets a new benchmark for Indigenous participation in environmental stewardship, financial involvement, employment, business development, and ongoing education and community investment—ensuring that Eskay Creek delivers enduring benefits for generations to come.

Subsequently, the Province advanced our permitting process by authorizing early works while final approvals were pending, preserving schedule certainty. By the end of 2025, construction was approximately 45% complete. The bold strategy of initiating engineering and procurement activities in parallel with the permitting process has both materially de-risked the project by reducing project timeline and minimized inflationary pressures by securing procurement contracts earlier. With significant progress achieved in 2025 and early 2026, the project continues to move forward, on schedule, across all major areas:

●	Engineering and Procurement: Detailed engineering is over 80% complete while procurement is 88% committed, with fabrication and delivery of key equipment well underway, including the grinding mills, which were installed in early Q2.
●	Process plant: The exterior of the concentrator building is complete and was enclosed in late 2025, interior concrete work is well underway and mechanical installation started in February.
●	Mining Operations: Since commencing preproduction mining in 2024, mining activity has moved over 3 million tonnes of material to support construction, and the initial Komatsu mining fleet was successfully mobilized and commissioned in 2025.
●	Other Infrastructure: Electrical systems, water management facilities, the tailings facility and the permanent camp are all progressing as planned. The on-site Assay Lab is fully operational.

Overall, the project is advancing safely, efficiently and in line with our development timeline, with targeted initial production in Q2 2027.

Market Highlights

In the public markets, 2025 was a very rewarding year for our shareholders. Precious metals delivered exceptional performance, driven by both structural and macroeconomic forces. Sustained central bank buying and strong institutional investment flows underpinned demand, while monetary policy reduced the opportunity cost of holding gold. At the same time, heightened geopolitical tensions, fiscal uncertainty, and persistent inflation concerns reinforced gold as a strategic store of value.

Against this backdrop, our shares performed strongly, trading within a range of approximately CAD$13 to $34 per share during 2025. Momentum continued into early 2026 following receipt of our final permits in early February, with the share price averaging over $45 per share. Despite record gold prices in 2025, the long-term investment thesis for precious metals has only fortified. We believe the current market transition presents a compelling opportunity to continue delivering substantial value for our shareholders as we advance towards production in 2027.

An Inclusive Approach to Sustainable Resource Development

Skeena has a clear approach to how we think about sustainable resource development. Partnership, engagement and responsible stewardship are key, and our work in 2025 exemplified these ideas. Our Regulatory Engagement team successfully completed a rigorous environmental assessment for Eskay Creek that resulted in Skeena receiving all its permits including the Environmental Assessment Certificate, the B.C. Environmental Management Act Permit, the B.C. Major Mines Act Permit and the Federal Impact Assessment Approval in early 2026. These achievements enable us to move the project into commercial development, while underscoring our commitment to responsible development.

In late 2025, we completed the first phase of our new water treatment plant at Eskay Creek, which will play a critical role in supporting efficient, sustainable water management. We also secured a 30-year agreement to supply Eskay Creek with clean, cost-effective electricity from the B.C. Hydro grid.

To make Skeena a truly great workplace, we continued to embed culturally-informed practices into our HR systems, redesigned our mentorship program and expanded Indigenous hiring pathways across Tahltan, Nisga’a and neighbouring First Nations. We also strengthened our health and safety practices, leading to a positive safety record with a TRIFR of 0.99 injuries per 200,000 hours worked, well below our target of 3.0. I’m particularly proud that Skeena remains a mining leader in the representation of Indigenous peoples, at 21% of our workforce, and of women, at 26% of our workforce, including at the highest executive levels, which speaks to our strong culture of inclusivity and employee development.

To support Eskay Creek’s construction and ongoing operations, we established an on-reserve office in Dease Lake and formed a subsidiary, with a Tahltan-majority board, to manage it. This step deepens our presence and connections in Tahltan

Territory, reinforcing our community-centered approach to responsible resource development on these lands. We expect to hire 150-200 First Nations employees at the location by 2027.

The Future Begins: Transitioning to a World-Class Operating Asset

As Eskay Creek proceeds toward commercial production in 2027, we are at the forefront of a premier, generational opportunity in B.C.’s Golden Triangle. At recent gold and silver prices of $4,500 per ounce of gold and $70 per ounce of silver, the project is expected to generate over CAD$1.5 billion in annual average after-tax free cash flow every year during its first five years. To further enhance long-term value, we have initiated an updated NI 43-101 Technical Report to evaluate improved geotechnical parameters and the inclusion of material from the Snip deposit—optimizing the mine plan, increasing grades and ounces, and strengthening performance over the life of mine.

Looking ahead, 2026 will be a pivotal construction year as we accelerate major build activities and transition toward commissioning and operational readiness. Key milestones include initiating ore mining to establish a stockpile ahead of plant start-up, propelling the processing plant toward mechanical completion, completing the permanent camp and water management infrastructure, advancing the TMSF starter dam, and progressively energizing the site.

In closing, I’m proud of everyone on Team Skeena who rose to the occasion and came together in unprecedented ways in 2025. Thank you for delivering a momentous year that successfully positions Eskay Creek toward a transformative future. I also extend my appreciation to our Board of Directors, valued advisors and community partners, including the Tahltan Nation, for their continued trust and collaboration. Together, we are rebuilding Eskay Creek into a world-class gold and silver mine that creates positive, lasting benefits for all stakeholders.

I’m inspired by the horizon ahead of us, as we redefine mining for a new era and elevate the bar for collaborative resource development.

Sincerely,

Randy Reichert, M.Sc. Eng., P.Eng.
President & Chief Executive Officer
Skeena Gold+Silver

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Circular”) accompanying and forming part of this Notice. You should also find enclosed a Proxy or Voting Instruction Form (“VIF”).

PROPOSALS			MEETING INFORMATION
01

Receive Financial Statements

To receive the Company’s audited financial statements for the financial years ended December 31, 2025 and December 31, 2024, together with the auditor’s report thereon, as well as the interim financial statements for the period ended March 31, 2026;

		FOR See page 4	DATE & TIME	RECORD DATE
			June 22, 2026 10:00 a.m. Vancouver Time	May 6, 2026
02	Set the Number of Directors To set the number of directors of the Company at seven (7) for the ensuing year;	FOR See page 4	LOCATION
2600 – 1133 Melville Street Vancouver, BC, Canada V6E 4E5
03	Elect Directors To elect the directors of the Company for the ensuing year;	FOR See page 5	VOTING INFORMATION FOR REGISTERED OWNERS
VOTE BY INTERNET
04

Ratify the Appointment of Auditor

To appoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration; and

		FOR See page 6	Use your 15-digit control number found on your Proxy to vote at investorvote.com
VOTE BY PHONE
05	Re-Approval of Rolling Omnibus Incentive Plan To re-approve the Company’s rolling Omnibus Incentive Plan	FOR See page 6	Use your 15-digit control number found on your Proxy to vote by calling 1-866-732-8683 (toll free)
VOTE BY MAIL

To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Beneficial Owners

Beneficial or non-registered shareholders of the Company should follow the instructions on the VIF provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

By order of the Board of Directors,

Walter Coles, Jr.,
Executive Chairman
Skeena Gold+Silver

May 6, 2026

Computershare Investor Services Inc. 320 Bay Street, 14th floor, Toronto, ON, M5H 4A6
VOTE BY FAX
416-263-9524 or 1-866-249-7775

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting ”) of Shareholders of Skeena Resources Limited (the “Company” or “Skeena”) will be held at 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 on Monday, June 22, 2026 at 10:00 a.m. (Pacific time)

The Company does not have an advance notice policy in place. The Board has approved the contents of this Circular and has authorized the Company to deliver it to Shareholders.

(All information set out in this Circular is as at May 6, 2026 unless otherwise noted)

SECTION 1 Business of the Meeting	Agenda Item 1: Receive Financial Statements	4
	Agenda Item 2: Number of Directors	4
	Agenda Item 3: Election of Directors	5
	Agenda Item 4: Appointment and Remuneration of Auditor	6
	Agenda Item 5: Re-Approval of Rolling Omnibus Incentive Plan	6

SECTION 2 Voting Matters	Principal Shareholders	10
	Advance Voting Instructions	10
	Solicitation of Proxies	11
	Voting Proxies and VIFs	11

SECTION 3 Nominees for Director	Director Nominees	15
	Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	22
	Conflicts of Interest	23
	Majority Voting Policy	23

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SECTION 6 Audit Matters	Audit Committee	63
	Information Security	65

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Business of the Meeting
●
Agenda Item 1: Receive Financial Statements
●
Agenda Item 2: Number of Directors
●
Agenda Item 3: Election of Directors
●
Agenda Item 4: Appointment and Remuneration of Auditor
●
Agenda Item 5: Re-Approval of Rolling Omnibus Incentive Plan

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AGENDA ITEM 1

RECEIVE FINANCIAL STATEMENTS

Shareholders to receive the audited financial statements of the Company for the years ended December 31, 2025 and December 31, 2024 and the auditor’s report thereon, together with the interim financial statements for the period ended March 31, 2026.

The presentation of the Company’s audited financial statements is a standard requirement at annual meetings, ensuring shareholders have full visibility into the Company’s financial reporting and oversight processes. While no vote is required on this item, it provides important context for informed governance and accountability.

AGENDA ITEM 2

NUMBER OF DIRECTORS	The Board recommends a vote “FOR” this resolution.
To set the number of directors of the Company at seven (7)

As we ask shareholders to set the number of directors at seven, the following visuals offer helpful context on the Board’s overall makeup.

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AGENDA ITEM 3

ELECTION OF DIRECTORS	The Board recommends a vote “FOR” the election of each of the director nominees.

Shareholders will be asked at the Meeting to vote for the election of the seven (7) director nominees proposed by management. Each Shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

Each director elected holds office until our next annual general meeting, or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the seven (7) director nominees.

Director Nominees

CRAIG PARRY	GREG BEARD	NATHALIE SAJOUS	RANDY REICHERT
Lead Independent Director Age: 52 Director since: 2016 Committees: Compensation (Chair)	Independent Age: 54 Director since: 2020 Committees: Audit, Nomination and Corporate Governance (Chair)	Independent Age: 51 Director since: 2023 Committees: Nomination and Corporate Governance	CEO & President Age: 61 Director since: 2021 Committees: N/A

SUKI GILL	WALTER COLES JR.	HANSJOERG PLAGGEMARS
Independent Age: 49 Director since: 2020 Committees: Audit (Chair), Compensation	Executive Chairman Age: 54 Director since: 2013 Committees: N/A	Independent Age: 55 Director since: 2025 Committees: Audit

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AGENDA ITEM 4

APPOINTMENT AND REMUNERATION OF AUDITOR	The Board recommends a vote “FOR” this resolution.

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Professional Accountants (“KPMG”) as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

KPMG has served as our auditor since January 6, 2022.

We recommend a vote “FOR” the appointment of KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next Annual General Meeting of Shareholders at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the appointment of KPMG at remuneration to be fixed by the directors.

Auditor Highlights

KPMG brings continuity and a strong understanding of Skeena’s business, operations, and financial reporting processes.	The firm is independent of the Company and adheres to rigorous professional and regulatory standards.

KPMG has relevant experience auditing mining and development-stage companies.	The Audit Committee has reviewed KPMG’s performance and proposed fees and is satisfied with both.

AGENDA ITEM 5

RE-APPROVAL OF ROLLING OMNIBUS INCENTIVE PLAN	The Board recommends a vote “FOR” this resolution.

Shareholders will be asked to re-approve the Omnibus Equity Incentive Plan. The plan is designed to attract, retain, and motivate high-caliber leadership by offering performance-based awards that reinforce accountability, support strategic execution, and strengthen the alignment between management and shareholder interests.

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Amendments to Omnibus Equity Incentive Plan and Renewal of Unallocated Entitlements Thereunder

The Company’s Omnibus Equity Incentive Plan dated October 10, 2023 (the “Omnibus Plan”) is designed to attract, retain, and motivate high caliber leadership by offering performance based awards that reinforce accountability, support strategic execution, and strengthen the alignment between management and shareholder interests. A summary of the key terms of the Omnibus Plan can be found under the heading “Omnibus Equity Incentive Plan” in this Circular.

The Omnibus Plan is considered an “evergreen” plan pursuant to the rules of the TSX and consequently, the Company must obtain shareholder approval of the unallocated awards under the Omnibus Plan every three years. The Omnibus Plan was last approved by shareholders on June 22, 2023. Shareholder approval of all unallocated awards under the Omnibus Plan (the “Renewal”) will be required to be obtained no later than June 22, 2026. The Company will seek approval of the Renewal at the Meeting, concurrent with the Omnibus Plan Amendments (as defined below).

After careful consideration of current corporate governance best practices guidelines for comparable TSX-listed companies, the Board has determined that it is in the best interests of the Company to make, and the Company proposes to make, the following amendments to the Omnibus Plan, subject to receipt of shareholder approval at the Meeting (collectively, the “Omnibus Plan Amendments”):

(a)

reduce the maximum number of Shares issuable under the Omnibus Plan and all other security-based compensation arrangements of the Company from 10% to 7.5% of the Company’s issued and outstanding Shares from time to time;

(b)

reduce the total number of Shares issuable to any insider of the Company under the Omnibus Plan and all other security-based compensation arrangements of the Company issuable from 10% to 7.5% of the Company’s issued and outstanding Shares at any time;

(c)

add a “net settlement” feature pursuant to which participants may transfer and dispose of a specified number of options to the Company in exchange for a number of Shares having fair market value equal to the value of such options;

(d)	remove the ability for participants to pay for awards in installments or on a deferred basis;
(e)

add that deferred share units will continue to attract additional deferred share units after a participant ceases to be a service provider where a dividend record date falls prior to the date the deferred share units are redeemed;

(f)	revise the amending provision of the Omnibus Plan to align with the requirements set out in the TSX Company Manual; and
(g)	certain other amendments of a housekeeping nature.

If the Omnibus Plan Amendments and Renewal are not approved at the Meeting, (i) the terms of the current Omnibus Plan will continue in full force and effect and the Company will not be able to issue any additional securities under the Omnibus Plan beyond June 22, 2026, being three years from the date on which the Omnibus Plan was adopted, in each case, unless shareholder approval is otherwise obtained at a future duly called meeting of shareholders in accordance with the TSX Company Manual.

A copy of the Omnibus Plan is attached to this Circular as Appendix “A”.

At the Meeting, shareholders will be asked to consider, and if thought fit, approve the following resolutions approving the Omnibus Plan Amendments and the Renewal (the “Omnibus Plan Resolution”):

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BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

a)	The Omnibus Equity Incentive Plan dated October 10, 2023 of the Company (the “Omnibus Plan”) be amended as set out in Appendix “A” of the Company’s management information circular dated May 6, 2026;
b)	The Board be and is hereby authorized and directed to reserve a sufficient number of Shares to satisfy the requirements for the issuance of Shares under the Omnibus Plan;
c)

The unallocated entitlements under the Omnibus Plan are hereby approved and the Company will have the ability to make grants under the Omnibus Plan until the date that is three years from the date of the Meeting, being June 22, 2029;

d)	The Board of Directors of the Company may revoke this resolution before it is acted upon, without further approval of the shareholders; and
e)

Any one officer or director of Skeena be and is hereby authorized and directed to do all such further acts and things and to execute and deliver or sign and file (as the case may be) all such further notices, instruments, certificates and other documents (for and on behalf of the Company and whether under corporate seal or otherwise) as such officer or director may consider necessary or advisable having regard to the foregoing paragraphs of this resolution, including but not limited to making such filings as may be required by the rules and policies of the Toronto Stock Exchange.

The Omnibus Plan Resolution must be passed by a majority of not less than one half plus one of the votes cast by shareholders present in person or by proxy at the Meeting.

The Board recommends a vote “FOR” the Omnibus Plan Resolution.

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Voting Matters
● Principal Shareholders ● Advance Voting Instructions ● Solicitation of Proxies ● Voting Proxies and VIF

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Principal Shareholders

The Shares are the only class of shares of the Company entitled to be voted at the Meeting. All issued Shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only Shareholders of record as at the close of business on May 6, 2026 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. As at the Record Date, the Company has 124,001,699 Shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as at the Record Date, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

	Number of Voting Securities as	Percentage of Issued Voting
Name	at Record Date(1)	Securities
Helikon Investments Limited	15,828,709	12.76%

(1)	Based on available public filings.

Advance Voting Instructions

Shareholders of the Company who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed Proxy or VIF.

Registered Shareholders

Registered shareholders can return their completed Proxy to our transfer agent, Computershare Investor Services Inc., in one of the following ways:

VOTING INFORMATION FOR REGISTERED SHAREHOLDERS

VOTE BY INTERNET	VOTE BY MAIL
investorvote.com	Computershare Investor Services Inc. 320 Bay Street, 14th floor, Toronto, ON, M5H 4A6

VOTE BY PHONE	VOTE BY FAX
1-866-732-8683 (toll free)	416-263-9524 or 1-866-249-7775

You will require your 15 digit control number found on your Proxy to vote through the internet or by telephone. In order to be valid, Proxies must be received by Computershare Investor Services Inc., the Company’s transfer agent, at Computershare Investor Services Inc.
320 Bay Street, 14th floor, Toronto, ON, M5H 4A6 by 10:00 a.m., Pacific time, on June 18, 2026 or be provided to the Chairman of the Meeting.

Beneficial Shareholders

If you hold your Shares in a brokerage account, you are a non-registered (beneficial) Shareholder. Beneficial or non-registered Shareholders of the Company should follow the instructions on the VIF provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

Non-registered (beneficial) Shareholders who plan to attend the Meeting must follow the instructions set out in the Proxy or VIF to ensure their Shares are voted at the Meeting.

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy. Please advise the Company of any change in your address.

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Solicitation of Proxies

General

While it is expected that the solicitation of proxies will be made primarily through the use of the notice-and-access procedures detailed below under the heading “Notice-and-Access”, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company. The Company has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s communications with shareholders and to provide corporate governance best practices including with regards the Omnibus Equity Incentive Plan. In connection with these services, Laurel Hill will receive a fee of $47,500 plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

Notice-and-Access

Skeena is using the “Notice-and-Access” procedures available under NI 54-101 in respect of the Meeting. These procedures permit Skeena to provide electronic access to this Circular and the other Meeting Materials instead of sending paper copies. Shareholders will continue to receive a notice explaining how to access the Meeting Materials online, as well as a form of proxy or a voting instruction form in the mail so they can vote their Shares. The notice also provides instructions on voting by proxy at the Meeting and how to request a paper copy of the Meeting Materials. The Company will post the Meeting Materials on its website at www.skeenagoldsilver.com/investors/#disclosure-portal, where the Meeting Materials will remain for one full year. The Meeting Materials will also be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Company will continue to arrange delivery of paper copies of this Circular and other proxy-related materials to those registered Shareholders and non-registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both registered Shareholders and non-registered Shareholders will be mailed a Notice Package. If the Company or its agent has sent the Notice Package directly to a non-registered Shareholder, such non-registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such non-registered Shareholder’s behalf.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Circular or other proxy-related materials, including the annual financial statements for the financial year ended December 31, 2025, and the accompanying management’s discussion and analysis, may do so by e-mailing info@skeenagold.com or by phoning (604) 684-8725. Collect calls will be accepted. The requested materials will be sent to the requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof. To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote in a timely manner, a Shareholder requesting a paper copy of the Circular should ensure such request is received by the Company no later than June 8, 2026. Please plan accordingly in the event of a disruption to regular mail service.

Voting Proxies and VIFs

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each registered Shareholder and each person representing a registered or non-registered Shareholder through a Proxy or VIF (a “Proxyholder”) is entitled to one vote, unless a poll is required or requested, in which case each such Shareholder and each Proxyholder is entitled to one vote for each Share held or represented, respectively.

To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions described herein.

Appointment of Proxyholders

The persons named in the enclosed form of Proxy as Proxyholders are directors or officers of the Company. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons named in the Proxy as Proxyholders to attend and vote on the Shareholder’s behalf at the Meeting. To exercise this right, the Shareholder must insert the name of the Shareholder’s nominee in the space provided or complete another appropriate form of Proxy permitted by law, and in either case send or deliver the completed Proxy following the instructions set out below.

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If the instructions in a Proxy are certain, the Shares represented thereby will be voted or withheld from voting in accordance with such instructions on any poll that may be called for, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Shares represented thereby will, on a poll, be voted accordingly.

If a Shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. Where no choice has been specified by the Shareholder and the management Proxyholders named in the form of Proxy have been appointed, such Shares will be voted in accordance with the recommendations of management as set out on the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting. If, however, other matters which are not now known to the management of the Company should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the Shareholder or the Shareholder’s attorney authorized in writing in order to be valid. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer of, or attorney for, the corporation.

Shareholders must return their completed Proxies, together with the power of attorney or other authority, if any, under which it was signed or a notarial certified copy thereof, in accordance with the instructions thereon. Proxies may also be returned to the Company’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by mail to 320 Bay Street, 14th floor, Toronto, ON, M5H 4A6. In order to ensure your Proxy is valid and able to be acted upon at the Meeting, it must be received not less than 48 hours (excluding weekends and holidays) before the time set for holding of the Meeting or any adjournment or postponement thereof. Proxies received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion.

Registered Shareholders

Only persons registered as Shareholders in the Company’s central securities register as of the close of business on the Record Date, or duly appointed Proxyholders, will be recognized to make motions at the Meeting.

Non-registered Shareholders

Most Shareholders of the Company are “beneficial” or “non-registered” Shareholders.

You are a beneficial or non-registered Shareholder if you own Shares that are held in the name of an intermediary (such as stockbrokers, securities dealers, banks, trust companies, trustees and their agents and nominees; each an “Intermediary”, and collectively, “Intermediaries”). The following information is of significant importance to Shareholders who do not hold Shares in their own name.

Non-registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a Shareholder by an Intermediary, those Shares are probably not registered in the Shareholder’s name. Such Shares will probably be registered in the name of the Intermediary, or its nominee, and can only be voted through a duly completed Proxy given by the Intermediary. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from non-registered Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. Without specific instructions, Intermediaries are prohibited from voting Shares for their clients. Therefore, each non-registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

There are two kinds of non-registered Shareholders – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with 54-101, the Company has elected to deliver the Meeting Materials indirectly through Intermediaries for onward distribution to NOBOs and OBOs (unless such Shareholder has waived the right to receive such materials). The Company will pay for Intermediaries to forward to OBOs, under NI 54-101, the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary.

Generally, non-registered Shareholders who have not waived the right to receive proxy-related materials will be given a Voting Instruction Form (“VIF”) which must be completed and signed by the non-registered Shareholder in accordance with the directions in the VIF. Non-registered Shareholders should follow the instructions of their Intermediary carefully to ensure that their Shares are voted at the Meeting. The VIF or proxy supplied to you by your broker will be similar to the proxy provided to registered Shareholders by the Company; however, its purpose is limited to instructing the Intermediary on how to vote your Shares on your behalf.

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Most Intermediaries in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third-party corporation such as Broadridge Financial Solutions, Inc. Non-registered Shareholders will receive a VIF in lieu of the Proxy provided by the Company. By default, the VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. However, you have the right to appoint a person (who need not be a Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, specify the name of the desired representative (which may be you) in accordance with the instructions provided in the VIF. The completed VIF must then be returned to Computershare by mail or facsimile or given to Computershare by phone or over the internet, in accordance with Computershare’s instructions. Computershare then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

If you receive a VIF on behalf of the Company, the VIF must be completed and returned to Computershare, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternative representative duly appointed to attending the Meeting and vote your Shares at the Meeting.

Shareholders with questions respecting the voting of Shares held through an Intermediary should contact that Intermediary for assistance.

Revocation of Proxies and VIFs

Shareholders have the power to revoke Proxies previously given by them. Revocation can be elected by an instrument in writing (which includes a Proxy or VIF, as applicable, bearing a later date) signed by a Shareholder or the Shareholder’s attorney authorized in writing and, for a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation. Such instrument must be delivered to Computershare as set out under the heading ‘Information about Voting – Appointment of Proxyholders’ above, to the Company as set out under the heading ‘Additional Information’ below or to the Company’s registered office (at Suite # 2600 - 1133 Melville Street, Vancouver, BC, Canada V6E 4E5 or by fax to (+1) 604-558-7695 any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

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Nominees for Election as Directors
● Director Nominees ● Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions ● Conflicts of Interest ● Majority Voting Policy

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

Director Nominees

The persons below are management’s nominees to the Board. The following disclosure sets out brief biographies and other relevant information for each of the nominees proposed for election to the Board. Management contemplates that each of the following seven (7) nominees will be able to serve as director.

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party.

The following information concerning the directors has been furnished by each of them. No director, together with the director’s associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Shares.

CRAIG PARRY		Lead Independent Director

Residence: Vancouver, British Columbia	Director Since: December 15, 2016	Age: 52

Present Principal Occupation

CEO of Vizsla Copper Corp. (since May 2024)

Background

Mr. Parry has served as CEO, President & Chairman for several Australian and Toronto Venture Stock Exchange listed mining companies. Currently he is the CEO of Vizsla Copper Corp. and Chairman of Vizsla Silver Corp.

Education

Mr. Parry holds an Honours Degree in Geology from the University of New South Wales and is a Member of the Australian Institute of Mining and Metallurgy.

Other Public Board Directorships

●
Vizsla Silver Corp.
●
Vizsla Copper Corp.

Board Member Statistics			2025 Compensation(1)
Board/Committee Memberships	2025 Meeting Attendance		$295,000
Board of Directors	4 of 4	100%
Compensation Committee (Chair)	4 of 4	100%

Securities Held		Securities Ownership Policy Compliance (2)		2025 Voting Results
Shares	108,802	Ownership Requirement	$435,000
Options	295,798	Total Equity At-Risk	$4,932,836
Share Units	48,450	Policy Compliance	In compliance

(1)	See “Director Compensation” section below for more information.
(2)	See “Director Share Ownership Guidelines” section below for more information.

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

GREG BEARD		Independent Director

Residence: New York, New York	Director Since: July 27, 2020	Age: 54

Present Principal Occupation

Director, US Department of Energy (since April 2025)

Background

Mr. Beard is a founder and current and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analyzed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

Education Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana. Other Public Board Directorships ● N/A

Board Member Statistics			2025 Compensation(1)
Board/Committee Memberships	2025 Meeting Attendance		$233,000
Board of Directors	3 of 4(2)	75%
Audit Committee	4 of 4	100%
Nomination and Corporate Governance Committee (Chair)	3 of 3	100%

Securities Held(2)		Securities Ownership Policy Compliance(3)		2025 Voting Results
Shares	142,213	Ownership Requirement	$294,000
Options	140,798	Total Equity At-Risk	$7,538,489
Share Units	94,967	Policy Compliance	In compliance

(1)	See “Director Compensation” section below for more information.
(2)	Mr. Beard demonstrated perfect attendance at all board and relevant committee meetings in 2024.
(3)	See “Director Share Ownership Guidelines” section below for more information.

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

NATHALIE SAJOUS		Independent Director

Residence: New York, New York	Director Since: June 22, 2023	Age: 51

Present Principal Occupation

Strategic Advisor in AI and technology partnerships

Background

Nathalie Sajous is a veteran in tech, having spent the majority of her two decade industry career at blue chip companies like Google, Microsoft, and Disney. She has led teams and advised partners through different stages of digital transformation to unlock sustainable growth. She advises CEOs, C-suite members and senior leadership teams on how to unlock margin efficiency within their Profit & Loss statements as their industries experience dramatic shifts to embrace new technologies. She has partnered with F1000 companies on digital activation strategies, new business development, and on data intelligence capabilities.

Education Nathalie holds a French Baccalaureate, a BA from Harvard and an MBA from UCLA. Other Public Board Directorships ● N/A

Board Member Statistics			2025 Compensation(1)
Board/Committee Memberships	2025 Meeting Attendance		$221,280
Board of Directors	4 of 4	100%
Nomination and Corporate Governance Committee	3 of 3	100%
Audit Committee(2)	2 of 2	100%

Securities Held		Securities Ownership Policy Compliance(3)		2025 Voting Results
Shares	Nil	Ownership Requirement	$258,840
Options	Nil	Total Equity At-Risk	$2,965,720
Share Units	90,973	Policy Compliance	In compliance

(1)	See “Director Compensation” section below for more information.
(2)	Hansjoerg Plaggemars replaced Nathalie Sajous on the Audit Committee after the second meeting of 2025.
(3)	See “Director Share Ownership Guidelines” section below for more information.

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

RANDY REICHERT	President, CEO & Non-Independent Director

Residence: Toronto, Ontario	Director Since: October 1, 2021	Age: 61

Present Principal Occupation

President (since April 16, 2022) and CEO (since October 31, 2022) of the Company

Vice President, Operations with B2Gold Corp (from 2019-2022)

Background

Mr. Reichert has 30 years of experience in the mining industry and prior to joining Skeena, was the Vice President of Operations at B2Gold Corp. where he oversaw their three international gold operations. Before his most recent role at B2Gold Corp, Mr. Reichert was the General Manager at their Fekola Mine in Mali where he was part of the development team and led the transition from development into operations. He started his career with Cominco in Canada working at various operations including the Snip Mine. He then embarked on international work with Bema Gold, Oriel Resources, and other junior companies in executive roles where he was responsible for various development projects and mining operations. Randy has led construction or development projects in Russia, Brazil, Nevada, and Kazakhstan and was General Manager during the development of the Kupol Mine in Russia with Bema Gold and subsequently Kinross. He also has experience as a consultant assisting with due diligence for mine financings for Canadian financial groups.

Education

Mr. Reichert has a BASc in Mining and Mineral Processing, an MScEng in Rock Mechanics, a Graduate Diploma in Business Administration and is a Professional Engineer.

Other Public Board Directorships

●
N/A

Board Member Statistics			2025 Compensation(1)
Board/Committee Memberships	2025 Meeting Attendance		$11,058,329
Board of Directors	4 of 4	100%

Securities Held		Securities Ownership Policy Compliance(2)		2025 Voting Results
Shares	355,941	Ownership Requirement	$3,600,000
Options	772,022	Total Equity At-Risk	$11,603,677
Share Units	709,392	Policy Compliance	In compliance

(1)	See “Director Compensation” section below for more information.
(2)	See “Director Share Ownership Guidelines” section below for more information.

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

SUKI GILL		Independent Director

Residence: Vancouver, British Columbia	Director Since: January 10, 2020	Age: 49

Present Principal Occupation

Partner at Smythe LLP (since 2012)

Background

Ms. Gill currently serves as a partner at Smythe LLP. She is a Chartered Accountant with 20 years of experience and specializes in providing assurance services to publicly traded companies operating in the resource industry, as well as private companies across a number of industries in both Canada and the US.

Education

Ms. Gill was on the board of directors for Provincial Health Services Authority from March 2016 until March 2023 and on the board of BC Emergency Health Services from March 2016 until July 2022.

Other Public Board Directorships

●
Vizsla Silver Corp.

Board Member Statistics			2025 Compensation(1)
Board/Committee Memberships	2025 Meeting Attendance		$237,500
Board of Directors	4 of 4	100%
Audit Committee (Chair)	4 of 4	100%
Compensation Committee	4 of 4	100%

Securities Held		Securities Ownership Policy Compliance(2)		2025 Voting Results
Shares	143,174	Ownership Requirement	$307,500
Options	157,048	Total Equity At-Risk	$7,611,546
Share Units	96,247	Policy Compliance	In compliance

(1)	See “Director Compensation” section below for more information.
(2)	See “Director Share Ownership Guidelines” section below for more information.

Skeena Gold + Silver	» 19 «	2026 Management Information Circular

Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

WALTER COLES JR.	Executive Chairman & Non-Independent Director

Residence: San Juan, Puerto Rico	Director Since: December 18, 2013	Age: 54

Present Principal Occupation

Executive Chairman (since October 31, 2022) of the Company

President (from December 18, 2013 to April 16, 2022)

CEO (from December 18, 2013 to October 31, 2022) of the Company

Background

Mr. Coles brings 20 years of leadership experience in the mining industry, having served as CEO and President of several Toronto Venture Exchange–listed junior exploration and development companies. Mr. Coles entered the mining business as part of an effort to develop a mineral resource discovered on family farmland in Virginia. He was previously an analyst for Cadence Investment Partners, from 2005 through to 2007. Prior to that Mr. Coles worked for UBS Investment Bank in New York as a Senior Research Analyst in the bank’s High Yield Group.

Education

Mr. Coles started at UBS Investment Bank in 1999 as an Associate reporting to the bank’s Global Head of Fixed Income Strategy. Mr. Coles holds a B.A. in Economics from the University of Richmond.

Other Public Board Directorships

●
N/A

Board Member Statistics			2025 Compensation(1)
Board/Committee Memberships	2025 Meeting Attendance		$11,797,893
Board of Directors (Executive Chairman)	4 of 4	100%

Securities Held		Securities Ownership Policy Compliance(2)		2025 Voting Results
Shares	1,559,661	Ownership Requirement	$3,600,000
Options	1,062,708	Total Equity At-Risk	$50,844,949
Share Units	758,022	Policy Compliance	In compliance

(1)	See “Director Compensation” section below for more information.
(2)	See “Director Share Ownership Guidelines” section below for more information.

Skeena Gold + Silver	» 20 «	2026 Management Information Circular

Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

HANSJOERG PLAGGEMARS		Independent Director

Residence: Stuttgart, Germany	Director Since: May 8, 2025	Age: 55

Present Principal Occupation

Principal at Value Consult (since 2017)

Background

Mr. Plaggemars is a seasoned finance professional and board member with extensive public company experience across capital markets, restructurings, and complex financings in mining, investment, biotechnology, and energy technology sectors.

Education

After being trained by KPMG, he worked for over 14 years as CFO in various industries including software, retail, prefabricated housing and e-commerce. In 2014, he joined Deutsche Balaton AG, a German investment company, and since 2017 has run his own consultancy firm, Value Consult.

Other Public Board Directorships

●
4basebio plc
●
Biofrontera AG
●
GeoPacific Resources Ltd
●
Altech Batteries Limited
●
Patronus Resources Ltd

Board Member Statistics			2025 Compensation
Board/Committee Memberships	2025 Meeting Attendance		$141,865
Board of Directors	3 of 3	100%
Audit Committee(1)	2 of 2	100%

Securities Held(2)		Securities Ownership Policy Compliance(3)		2025 Voting Results
Shares	3,500	Ownership Requirement	255,000
Options	Nil	Total Equity At-Risk	277,230
Share Units	5,004	Policy Compliance	In compliance

(1)	Hansjoerg Plaggemars replaced Nathalie Sajous on the Audit Committee after the second meeting of 2025.
(2)	See “Director Compensation” section below for more information.

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Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, to the best of management’s knowledge no proposed director is, or has been within the last ten years, a director, or executive officer of any company (including the Company) that:

(a)	while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”); or
(b)	after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or
(c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as set forth below, to the best of management’s knowledge no proposed director has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Beard was a director of EP Energy Corp., which was an oil and gas company that is publicly traded on the OTC Markets, incorporated in Delaware and active in Texas and Utah. In October of 2019, EP Energy Corp. sought a Chapter 11 reorganization in the U.S. Bankruptcy Court for the Southern District of Texas.

Mr. Plaggemars has extensive experience in structured debt finance, equity capital markets, reverse takeovers, restructurings and insolvencies. As such, in many of the insolvencies disclosed below, Mr. Plaggemars was engaged directly before or after the insolvency, specifically to bring his expertise to help with the situation. Skeena therefore does not view these events as a detraction to Mr. Plaggemars suitability as a nominee to the Board.

The Cologne Local Court appointed Mr. Plaggemars as a member of the supervisory board of Youbisheng Green Paper AG (“Green Paper”) on April 22, 2015, following the commencement of preliminary insolvency proceedings against Green Paper’s assets on August 13, 2014. In his function as a member of the supervisory board of Green Paper, Mr. Plaggemars assisted in the preparation and implementation of an insolvency plan. The insolvency plan was filed with the competent court on October 17, 2017, approved by the creditors on November 24, 2017 and became legally binding on January 15, 2018. The insolvency was cancelled by court order on February 22, 2018.

In April 2015, Mr. Plaggemars was appointed to the supervisory board of Ultrasonic AG after Ultrasonic filed for insolvency on March 11, 2015. Ultrasonic AG was dissolved by the opening of insolvency proceedings against its assets on August 10, 2016.

In December 2017, Mr. Plaggemars was appointed to the management board of S&O Beteiligungen AG (formerly S&O Agrar AG) (“S&O”) to assist with the implementation of an insolvency plan following the commencement of insolvency proceedings against S&O on August 2, 2016. The insolvency plan was filed with the competent courts on November 19, 2018, approved by the creditors on January 17, 2019 and by the competent courts on May 10, 2019. The insolvency proceedings were terminated by court order on June 14, 2019.

On September 5, 2018, Mr. Plaggemars was appointed to the management board of Snowbird AG (“Snowbird”). Following Mr. Plaggemars appointment, the management board conducted a review of Snowbird’s assets and liabilities and determined that Snowbird was insolvent and filed for insolvency on October 10, 2018. The insolvency proceedings were opened by court order on January 1, 2019, following which Snowbird was wound up by the insolvency administrator.

Mr. Plaggemars was appointed to the management board of Decheng Technology AG (“Decheng”) on May 2, 2019. Following Mr. Plaggemars appointment, the management board conducted a review of Decheng’s assets and liabilities and determined that Decheng was insolvent and filed for insolvency on May 27, 2019. The insolvency proceedings were opened by court order on October 10, 2019. The aim was to rescue Decheng by implementing an insolvency plan, which was approved by a creditor committee on October 14, 2020. The insolvency proceedings were terminated by court order on February 17, 2022.

Mr. Plaggemars was appointed as a non-executive director of Wiluna Mining Corporation (“Wiluna”) in July 2021. Wiluna is an Australian gold producer that was publicly traded on the Australian Securities Exchange until its delisting on April 5, 2024. Wiluna is incorporated in Australia and based out of Perth, Australia. In July 2022, Wiluna entered into voluntary administration and a Deed of Company Arrangement was subsequently put into effect. At the commencement of the voluntary administration, Wiluna’s shares were suspended from trading at the request of Wiluna.

No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Conflicts of Interest

There does not exist any conflict of interest or potential material conflict of interest between the Company and any director or officer of the Company.

Skeena may, from time to time, become involved in transactions in which directors and officers of the Company have a direct interest or influence. The interests of these persons could conflict with those of the Company, and fiduciary duty may be impaired as a result. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws, as well as the Company’s Code of Business Conduct & Ethics. In particular, in the event that such a conflict of interest arises at a meeting of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if the number of Shares withheld from voting exceeds the number of Shares voted in favor of a nominee, that nominee will be considered not to have received the support of the Shareholders, even though he or she may have been duly elected as a matter of corporate law.

A person elected as a director who is considered under the foregoing threshold not to have the confidence of Shareholders must immediately submit to the Board his or her resignation for consideration by the Board. Any director who tenders his or her resignation pursuant to the Majority Voting Policy may not participate in or attend any meeting of the Board to consider whether his or her resignation should be accepted, unless his or her attendance is required to obtain quorum. If the director attends a meeting solely in order to permit the Board to attain quorum, he or she must attend in silence, may not contribute to any discussion and must abstain from all votes of the Board.

The resignation will be considered by the Board as soon as possible, but in any case, within 30 days after the Shareholder meeting at which the election of directors occurred. The Board will accept the resignation, absent exceptional circumstances. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation). The resignation will be effective when accepted by the Board.

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, subject to any corporate law restrictions, the Board may: (a) proceed to fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders; (b) determine not to fill the vacancy until the next annual meeting; (c) call a special meeting of Shareholders at which time there will be presented one or more management nominees to fill the vacant position; or (d) reduce the size of the Board.

The Majority Voting Policy does not apply in respect of any contested Shareholders’ meeting, which means any meeting of Shareholders where the number of directors nominated for election and voted on is greater than the number of seats available on the Board.

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Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

Compensation Discussion and Analysis
●
Key Highlights of the Company’s Executive and Director Compensation Programs
●
Executive Compensation objectives and Philosophy
●
Compensation Review Process
●
Elements of the Executive Compensation Program
●
NEO Stock Ownership Guidelines
●
Compensation vs. Share Price Performance
●
Contracts with Named Executive Officers
●
Director Compensation Tables
●
Securities Authorized for Issuance Under Equity Compensation Plans

Skeena Gold + Silver	» 24 «	2026 Management Information Circular

Business of the Meeting	Voting Matters	Nominees for Director	CD&A	Corporate Governance	Audit Matters

Key Highlights of the Company’s Executive and Director Compensation Programs

Provided below are highlights of the Company’s compensation programs covering both the NEOs and non-executive directors:

WHAT WE DO

Pay For Performance

The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term incentives (including Options and Share Units). For the Executive Chairman and CEO positions, 73% of target compensation is at risk, and the average target for the other three current NEOs is 56% at risk.

Regular Review of Peer Group

The Compensation Committee regularly reviews the continued relevance of the compensation peer group for NEOs and directors and adjusts the peer group annually, as necessary, to ensure the peer group fairly reflects the ever-evolving size and scope of the Company’s operations as Skeena rapidly approaches production.

Relevant Performance Metrics

The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure that the metrics and targets a) appropriately focus the NEOs on relevant activities for the business and b) tie incentive plan awards to achieving positive outcomes for the Company and our Shareholders. For 2025, metrics incorporated permitting progress, financing and operational execution of early works activities at the Eskay Creek project, resource growth, performance against budget as well as regulatory, environmental and safety initiatives.

Limits on Equity Compensation to Independent Directors

To help preserve director-independence, the Company limits equity compensation to non-executive directors to $150,000 per calendar year (except where a director elects to receive equity in lieu of cash fees).

Review of Compensation Risk

The Compensation Committee monitors the risk inherent within its compensation program at least annually to ensure the program does not encourage excessive risk-taking.

Caps on Incentive Payouts

Annual short-term incentive payouts are capped at 200% of target for each NEO to ensure financial prudence for the Company.

Modest Benefits

Benefits are set at competitive levels but represent a small part of total executive compensation. These represent an investment in the health and wellbeing of our executives and contribute to attracting and retaining top talent. There is NO employee share purchase plan, NO RRSP matching and NO company pension plan.

Share Ownership Requirements

In May 2023, the Company expanded the application of minimum share ownership requirements from independent directors to also include NEOs. Owning an equity stake in our Company is intended to promote an alignment of interests between the Company’s directors and Shareholders. In December of 2025 these requirements were extended to cover Vice Presidents as well.

Threshold Performance Expectations Before Incentive Payouts are Made

Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before any payout is made for that metric. If threshold performance is not achieved under an annual incentive performance metric then no annual incentive will be paid for that metric. The annual incentive plan is also set so that if minimum performance is not achieved for any of the metrics set out for the year then no annual incentive payment will be earned or paid. Option grants, due to the requirement for the Company’s share price to exceed the exercise price for value to be earned upon exercise, also ensure a minimum share-performance level in order for an incentive to be payable.

Independent Advice on Compensation Levels and Structure

The Compensation Committee has engaged Global Governance Advisors (“GGA”) since 2020 to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Review Process” below for more information).

Clawback Policy

The Company’s clawback policy permits the Company to recoup any excess short-term or long-term incentive compensation, whether cash or non-cash, received by an Executive Officer, as defined therein, over the prior three years, where it is later determined that materially non-compliant financial statements caused the Executive Officer to receive excess incentive compensation.

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WHAT WE DO NOT DO

Review of compensation risk

The Compensation Committee monitors the risk inherent within its compensation program at least annually to ensure the program does not encourage excessive risk-taking.

No guaranteed increases in executive employment agreements

NEO employment agreements do not contain any guaranteed increases in compensation levels.

No re-pricing, backdating or exchanges of long-term incentive awards

Skeena does not re-price, backdate or exchange long-term incentive awards.

No excessive Change of Control or Termination without Cause severance obligations

NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and no higher than 18 months in the case of termination without cause which falls within acceptable market norms.

No hedging of Skeena securities

The Company’s Corporate Disclosure & Insider Trading Policy includes the prohibition of hedging or derivative trading of Skeena securities for NEOs and non-executive directors.

No single-trigger change of control provisions

Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment.

Compensation Governance

During 2025, the Company had a fully independent Compensation Committee comprised of two members (Craig Parry and Suki Gill), with Craig Parry being Committee Chair. Each of the members of the Compensation Committee has experience in the areas of human resources and compensation that is relevant to overseeing and advising on the Company’s executive compensation practices. Mr. Parry is a current and former director and officer of various publicly traded mineral exploration companies. In those roles, he has reviewed and analyzed compensation strategy, practices and structures at both the Board and management levels. The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices during 2025. The Compensation Committee’s responsibilities, powers and operation are summarized in the section below and are described in detail in the Compensation Committee Charter which is available on the governance page of our website.

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Executive Compensation Objectives and Philosophy

The Board recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate high performing leadership, which can only occur if the Company has an appropriately structured and implemented compensation program. The executive compensation program is intended to motivate our leaders to ensure that Skeena achieves our strategic objectives and operational plans, and to create outstanding shareholder value, while staying true to our mission, vision and values.

Our executive compensation philosophy is guided by four core goals:

1		2

	to assist the Company in attracting and retaining high quality employees and executives with the requisite skill set		to align our executive team’s interests with those of our Shareholders

3		4

	to encourage and motivate outsized performance by reflecting each executive’s performance, expertise, and impact		to be responsive to the Company’s past performance and current state of development

Since 2020, the Company, through its Compensation Committee, has engaged Global Governance Advisors (“GGA”), an independent compensation advisor, to evaluate and provide recommendations on the Company’s executive and director compensation programs. GGA helps the Company to ensure its compensation plan is market-competitive within a defined “Peer Group” (as detailed below) and within the overall mining marketplace. In 2025, this evaluation included analysis of the Company’s Peer Group for continued relevance and comparison of total direct compensation levels (base salary plus short-term incentive and long-term incentive) along with analysis of the Company’s incentive design practices relative to the market. The Company’s Peer Group is reviewed periodically to ensure it remains generally aligned with the current size and scope of the Company’s operations. The Peer Group is aimed at companies that generally meet the following criteria:

Market Capitalization	companies with a market capitalization between 25% and 400% of Skeena;

Industry	companies within the same industry segment as Skeena (i.e. gold and precious metals mining);

Early Production Phase	companies who are generally in the feasibility study, construction or early production phase;

Similar Business	companies with a similar business strategy and scope of operations to Skeena;

Publicly Traded	publicly traded companies on major North American exchanges.

Current Peer Group	Aris Mining Corp	Lithium Americas Corp	Orla Mining Ltd
	Artemis Gold Inc	MAG Silver Corp	Seabridge Gold Inc
	Ero Copper Corp	NovaGold Resources Inc	Silvercorp Metals Inc
	Fortuna Mining Corp	Orezone Gold Corp	Torex Gold Resources Inc
Vizsla Silver Corp

Compared with the prior year, Torex Gold Resources Inc and Vizsla Silver Corp were added to the Peer Group this year.

Similar to past years, Peer Group data is also supplemented by data for similar-sized companies in the broader mining industry from GGA’s compensation database as an additional reference point in the Company’s review of executive and director compensation.

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GGA last completed a compensation review for the Company’s executives and non-employee directors in the fall of 2025, which took into account Skeena’s market capitalization and dual-listing in Canada and the United States. The Peer Group is expected to continue to evolve over time as Skeena hits development milestones, the nature of the Company’s operations transforms and the team continues to de-risk the Eskay Creek Project.

The Company’s compensation program is designed to reward executive officers for their recent performance and motivate their future performance. Leadership’s performance is evaluated using both company-wide and individual criteria. In both cases, evaluation is based on a quantitative assessment of the Company’s achievement of specific corporate objectives. For individual performance awards, criteria are designed to measure areas where the individual has sole or shared responsibility.

Corporate Disclosure & Insider Trading Policy	The Board has adopted a Corporate Disclosure & Insider Trading Policy which includes the prohibition of hedging and derivative trading for members of the Board and senior management of the Company.

During 2025, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Review Process

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for executives and directors, and for implementing and overseeing compensation policies approved by the Board. It is assisted in this by an external compensation consultant (GGA) who performs a benchmarking of Skeena’s compensation structure against a group of peer companies, and provides suggestions and guidance to the Compensation Committee in their recommending appropriate levels of remuneration and an appropriate compensation structure for selected senior employees within the company.

The Compensation Committee is required to pre-approve any compensation-related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee on all engagements undertaken. The Company incurred the following fees for GGA’s work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2025	$44,404	$11,560
2024	$38,009	$24,912

With the Company’s rapid growth, change and development, coupled with the importance of retaining leadership through this critical development period, the Compensation Committee determined that an annual independent compensation review is appropriate for leadership positions. During 2024 and 2025, the Compensation Committee again engaged GGA to review the Company’s peer group and provide a comprehensive compensation benchmark analysis for our Named Executive Officers and non-employee directors. This analysis included a determination of competitive compensation levels, and a review of short and long-term incentive plan designs compared with our peers. GGA also assisted the Company in reviewing its Management Information Circular in each of the last two years.

Additionally, in assessing compensation levels, the Compensation Committee relies on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process is to:

●	evaluate and anticipate the trends in executive and non-employee director compensation design;
●	understand the competitiveness of current and near future pay levels for each executive position relative to companies with similar business characteristics;
●	identify and understand any gaps that may exist between the Company’s compensation rates or structure and compensation paid by other companies; and
●	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, bonus, and participation in equity compensation under the Omnibus Plan.

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive

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Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that were reasonably likely to have a material adverse effect on the Company.

Clawback Policy

Skeena adopted a clawback policy in May 2023 covering our Named Executive Officers. The policy provides that, in the event of a required accounting restatement, the Compensation Committee will seek reimbursement of any incentive-based compensation that would not have been paid had our financial statements been correctly stated. This policy is available on the governance page of our website.

Elements of the Executive Compensation Program

The Company’s compensation program is comprised of five (5) components:

	Element of Compensation	Type	Time Horizon	Key Features
	Base Salary	Cash	Short-term
●
The foundation of compensation, to attract talent, and compare to and remain competitive with the market.
●
Fixed in amount, and is the basis for other elements of the compensation program.
●
The Compensation Committee performs an assessment of the compensation of the NEOs in the fourth quarter of the year based on benchmarking performed by an independent compensation consultant, grounded in market-based data. The base salary for each NEO is generally targeted at the median of the peer group, while taking into account an assessment of the current competitive market, economic conditions, company performance (both on an absolute basis and relative to the peer group), levels of responsibility, internal equity, and the particular skills of each NEO such as leadership ability, management effectiveness, prior experience, technical skill, breadth of knowledge and proven or expected performance of the particular individual.
●
The Compensation Committee then makes a recommendation for base salary levels of the NEOs to the Board of Directors who make the final decision.

Performance-Based	Incentive Bonus	Cash	Short-term
●
Links pay to corporate, team and individual achievements for the year.
●
Overall incentive bonus opportunity is targeted at the median of the peer group with the ability to pay above median when superior results are achieved.
●
Incentive bonus criteria are established at the start of the year and include specific criteria aligned with Company goals. Successful achievement of a specific incentive bonus criteria will trigger a partial incentive bonus payout using a balanced scorecard approach. The Compensation Committee assesses NEO performance against the incentive bonus criteria annually and, if criteria are met, approves the payment of incentive bonuses. If a minimum ‘threshold’ level of performance is not achieved then no incentive bonus is paid to an NEO.

	Annual Grants of Equity Compensation, through the Omnibus Plan	Equity	Long-term
●
Links pay to the longer-term performance of the Company’s shares.
●
The level of equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Company’s Shareholders.
●
The Company has historically granted long-term incentives in the form of Options, which have a five-year term to expiry, and Share Units, both of which typically vest over a three-year period, and often have performance criteria attached.
●
Equity compensation helps reduce cash needs, promotes retention of key executives and helps align the interests of management with the interests of Shareholders by linking a component of executive compensation to the longer- term performance of the Company’s Shares. This is designed to reduce the risk of management pursuing short term gains which sacrifice longer term value. Also, in combination with the minimum share ownership guidelines, equity compensation encourages share ownership among management.

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	Element of Compensation	Type	Time Horizon	Key Features
Performance-Based	Periodic special milestone grants of performance-linked equity compensation, through the Omnibus Plan	Equity	Long-term
●
Designed to encourage the achievement of very significant multi-year value-creation milestones, e.g. publishing the Definitive Feasibility Study, successful receipt of the Environmental Assessment Certificate, or first production from the mill.
●
Not designed to be awarded annually, but can be during periods of corporate transformation if extremely significant value-creation-activities occur annually.
●
Performance linked:
o
Better performance drives larger award, within boundaries.
o
No award for below threshold performance.
o
No award if gating criteria are not satisfied.
o
May include gearing so that better performance drives larger awards, within boundaries.
o
Specific performance metrics for a grant in 2023 included:
●
the Definitive Feasibility Study must have a threshold-NPV of greater than $1.4B and up to $1.6B, given specified inputs, a pre-production CAPEX of less than $800M, and a requirement to be published by December 31, 2023.
●
Gating criteria, which included:
●
Environment: projected greenhouse gas intensity of less than 0.295 t CO2 per ounce of gold equivalent produced.
●
Diversity: employing at least 33% more than the BC Mining Industry average within two under-represented groups: women and Indigenous persons.
o
Specific performance metrics for a grant in 2024 included:
●
Obtain the Bulk Technical Sample permit for Eskay Creek by December 31, 2024.
●
Maintain outstanding workforce diversity: employing at least 33% more than the BC Mining Industry average within two under-represented groups: women and Indigenous persons.
o
Specific performance metrics for grants in 2025 included:
●
Refinancing the Company’s existing project finance debt package and stream-based cost overrun facility at a much lower cost of capital, with more flexible terms.
●
Repurchasing 2/3 of the Eskay Creek Stream facility.
●
Receipt of the Environmental Assessment certificate and Major Mines Permit.
●
Reaching Commercial Production at Eskay Creek.

Employee Group Benefits
●
Participation in the Company’s competitive employee group benefits plans is offered to each member of management, and includes: health and dental coverage; life and accident insurance coverage; short-term and long-term disability coverage; and health spending accounts.
●
There is NO employee share purchase plan, NO RRSP matching and NO company pension plan.
●
Employee group benefits are designed to be competitive overall with equivalent positions in the mining industry.

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Base Salary

In determining the annual base salary, the Board, with the assistance of the Compensation Committee, considered the following factors:

1

current competitive market and economic conditions

2

compensation levels within the peer group

3

company performance as compared with the peer group, including share-price performance

4

internal equity

5

levels of responsibility and particular skills of each NEO, including leadership ability, management effectiveness, prior experience, technical skill, breadth of knowledge and proven or expected performance of the particular individual

6

the Company’s overall advancement of the Eskay Creek project toward commercial production

The annual base salaries for NEOs were as follows:

	2025 Base Salary	2024 Base Salary	% change
Named Executive Officer and Position	($)	($)	YOY
Walter Coles, Jr., Executive Chairman	$850,000	$650,000	30.8%
Randy Reichert, President and CEO	$850,000	$650,000	30.8%
Andrew MacRitchie, CFO	$480,000	$450,000	6.7%
Nalaine Morin, SVP Environment & Social Affairs(1)	$380,000	N/A	N/A
Justin Himmelright, SVP External Affairs	$380,000	$350,000	8.6%

(1)	Ms. Morin was promoted to Senior Vice President, Environmental & Social Affairs in 2025.

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Incentive Bonus Payments

The incentive bonuses are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets in a balanced scorecard. While the objectives are largely tied to Company results, the specific metrics, scorecard weightings and performance expectations are tailored to each executive to ensure appropriate line-of-sight between the results achieved and the incentive bonus payout earned.

The table below summarizes the 2025 target incentive bonus opportunity as a percentage of base salary established by the Compensation Committee at the beginning of the year.

Target Incentive Bonus
Named Executive Officer and Position	(% of Base Salary)
Walter Coles, Jr., Executive Chairman	100%
Randy Reichert, President and CEO	100%
Andrew MacRitchie, CFO	70%
Nalaine Morin, SVP Environment & Social Affairs	60%
Justin Himmelright, SVP External Affairs	60%

In respect of the 2025 financial year, the Board, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board completed the final assessment of 2025 performance in February 2026.

Balanced scorecard criteria for the determination of the NEOs’ 2025 incentive bonus amounts fell into the following categories:

	Budget &	Safety &	Permitting	Project	Systems &
Named Executive Officer	Financing	Environment	Progress	Milestones	Processes
Executive Chairman	35%	10%	40%	10%	5%
President & CEO	35%	10%	30%	20%	5%
CFO	40%	10%	10%	—%	40%
SVP Environment & Social Affairs	10%	15%	60%	—%	15%
SVP External Affairs	10%	10%	50%	—%	30%

The following table shows the performance factors awarded against each of the 2025 performance measures, and indicates which measures were “Corporate” or company-wide, and which were team-specific.

		2025
		Performance	Corporate
Category	2025 Performance Measure	Factor	or Team
Achieve Budget	Achieve corporate objectives within budget	200%	Corporate
Safety & Environment	Improve safety performance	200%	Corporate
	Reduce environmental risks	200%	Corporate
Investor Engagement	Fund Planned Activities	200%	Corporate
Resource Growth	Eskay Creek resource growth	100%	Team
Project Milestones	Eskay Creek construction progress	200%	Team
	Eskay Creek permitting progress	200%	Corporate
	Impact Benefit Agreement progress	200%	Corporate
Systems & Processes	Improvements to systems and processes	150-200%	Team/Corporate
	Cybersecurity	200%	Team

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Each NEO has a slightly different selection of the above factors with slightly different weighting placed on each factor. Taking this weighting into account, the overall performance results for each NEO is presented in the table below:

	Target
	Incentive Bonus	2025	Actual	Actual
	Opportunity	Performance	Incentive	Incentive Bonus
NEO	(% of Base Salary)	Factor(1)	Bonus ($)	(% of Base Salary)
Walter Coles, Jr.	100%	190.00%	$1,615,000	190.00%
Randy Reichert	100%	190.00%	$1,615,000	190.00%
Andrew MacRitchie	70%	187.50%	$630,000	131.25%
Nalaine Morin	60%	192.50%	$438,900	115.50%
Justin Himmelright	60%	195.00%	$444,600	117.00%

(1)	The Performance Factor multiplied by the Target Incentive Bonus Opportunity multiplied by the Base Salary yields the Annual Incentive Bonus amount.

Equity Compensation

The Company had been providing employee equity incentives through its Stock Option Plan and Restricted Share Unit Plan, until Shareholders approved the unified Omnibus Plan in June 2023. The Omnibus Plan combined the two plans and streamlined them, while also providing more definitive terms governing performance-linked equity incentives. In 2025 and 2026, Options and Share Units have been granted only under the Omnibus Plan which was approved by shareholders in 2023. During this period, no Options or Share Units have been granted under the Stock Option Plan, RSU Plan nor under the revised Omnibus Plan which is subject to Shareholder approval.

Omnibus Equity Incentive Plan

Under the Omnibus Plan, Skeena is able to issue share-based incentives. All directors, officers, employees and independent contractors of Skeena and its affiliates (collectively, the “Service Providers”) are eligible to receive awards under the Omnibus Plan; however, only non-employee Board members are eligible to receive DSUs. The purpose of awards under the Omnibus Plan are to: (i) develop the interest of Service Providers in the growth and development of Skeena; (ii) attract and retain valuable Service Providers with a competitive compensation mechanism; and (iii) align the interests of Service Providers with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan seeks to achieve these purposes by providing for awards in the form of Options, RSUs, PSUs, DSUs and dividend-equivalent rights. Service Providers that have been granted an award under the Omnibus Plan are considered participants (“Participants”).

The Omnibus Plan is a rolling plan, which reserves for issuance up to a maximum of 7.5%1 of the issued and outstanding Shares at any time, less any Shares currently reserved pursuant to grants under any other equity incentive plan of the Company, including the Company’s legacy Stock Option and RSU Plans. The Omnibus Plan is administered at the Board level. Subject to the provisions of the Omnibus plan, the Board in its sole discretion will determine all Options and Share Units to be granted pursuant to the Omnibus Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Board complies with all TSX and other applicable regulatory requirements in granting Options and Share Units and otherwise administering the Omnibus Plan. Further, Options and Share Units are not assignable.

The granting of Options and Share Units is intended to encourage the maximization of Shareholder value by better aligning the interests of the executive officers with the long-term interests of Shareholders while also building a sense of ownership and aiding in the retention of the Company’s employees.

The Omnibus Plan was prepared by the Company in accordance with the policies of the TSX and the NYSE.

The full text of the Omnibus Plan is included as Appendix “A” of this Circular. Capitalized terms not defined herein are as defined in the Omnibus Plan.

Financial Assistance

No financial assistance is available to plan Participants under the Omnibus Plan. The Company does not permit any loans to plan Participants for the purpose of exercising or settling equity awards.

1 The Omnibus Plan was updated in May of 2026 to reduce the maximum number of Shares reservable under the Plan from 10% to 7.5%.

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Shares Available for Awards

The types of awards available under the Omnibus Plan include Options, RSUs, PSUs, DSUs and dividend-equivalent rights (collectively, “Awards”). The Omnibus Plan sets various limits on the number of shares that can be issued through the exercise or redemption of awards granted under the plan. This includes shares issuable through all other security-based compensation arrangements of the company, (collectively the “Comprehensive Award Number”). The total Comprehensive Award Number must not exceed 7.5% of the company’s issued and outstanding Shares at any given time. The total Comprehensive Award Number for Share Units only (i.e., excluding Options) must not exceed 5% of the outstanding Shares at any time. The total Comprehensive Award Number for any one Participant must not exceed 2.5% of the Shares issued at any time. The Comprehensive Award Number for all insiders shall not exceed 7.5% of the Shares issued at any time. The maximum number of Shares issued to insiders under all security based compensation arrangements of the Company in any one year period cannot exceed 10%. The total Comprehensive Award Number for all non-executive directors of the Company must not exceed in aggregate 1.2% of the Shares issued at any time. Each of the above-mentioned limits are subject to certain adjustments provided in the Omnibus Plan.

As of the Record Date, there were 124,001,699 Shares issued and outstanding, an aggregate of 5,903,264 Options outstanding and an aggregate of 2,441,153 Share Units outstanding. In total there were 8,344,417 (6.73% of issued and outstanding Shares) equity awards outstanding, leaving 955,710 (0.77% of issued and outstanding Shares) equity awards remaining available for issuance under the limits of updated Omnibus Plan.

The Omnibus Plan also contains an “Independent Director Limit” constraining the value of awards granted to any non-executive director within any one-year period. This limit impacts all Awards and all other security-based compensation arrangements of the Company and constrains them to not exceed a grant value of $100,000 of Options and $150,000 in total equity. Notwithstanding this Independent Director Limit, but subject to the other limitations set out in the Omnibus Plan, upon joining the board, an initial one-time award of Shares to a new director of the Company who is not an officer or employee of the Company, up to a maximum value of $100,000, shall be permissible and shall not be subject to the Independent Director Limit along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Company’s public disclosure documents for the year during which the award occurred.

Administration

The Omnibus Plan is administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Omnibus Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Omnibus Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Omnibus Plan and Award Agreements.

Award Types

i.	Options

The Board may grant Options to Service Providers under the Omnibus Plan. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.

The Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. The Expiry Date of any Option that is granted will not be more than five years after the date an Option is granted.

A Participant may provide a written notice to the Company to which the Participant agrees to transfer and dispose of a specified number of Options to the Company in exchange for a number of Shares having Fair Market Value equal to the intrinsic value of such Options disposed of and transferred to the Company (“Net Settlement”). The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Company and will be made on a case by case basis. Upon the Net Settlement of Options, the Corporation shall deliver to the Participant, that number of fully paid and non-assessable Shares (“X”) equal to the number of Options disposed of to the Corporation (“Y”) multiplied by the quotient obtained by dividing the result of the Fair Market Value of one Share (“B”) less the Exercise Price per Share and, where applicable, the amount required to be withheld (together, “A”) by the Fair Market Value of one Share (“B”). Expressed as a formula, such number of Shares shall be computed as follows:

X = (Y) x	(B - A)
(B)

If the Expiry Date for an Option occurs during a Blackout Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

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ii.	Restricted Share Units

The Board may grant RSUs to Service Providers under the Omnibus Plan, each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of RSUs as it may deem appropriate.

At the time of grant of a RSU, the Board shall specify the year of service of the Participant in respect of which the RSU is granted (the “RSU Service Year”). No vesting condition for a RSU shall extend beyond December 15 of the third calendar year following the RSU Service Year in respect of which the RSUs were granted. Subject to the terms of the Omnibus Plan, after any RSUs become vested RSUs, on the date that is no less than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion, such vested RSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the RSU redemption date for a RSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the RSU Redemption Date for that RSU shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period.

iii.	Performance Share Units

The Board may grant to a Participant PSUs each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such instalments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of PSUs as it may deem appropriate.

At the time of grant of a PSU, the Board shall specify the year of service of the Participant in respect of which the PSU is granted (the “PSU Service Year”). No vesting condition for a PSU shall extend beyond December 15 of the third calendar year following the PSU Service Year in respect of which the PSUs were granted. Subject to the terms of the Omnibus Plan, after any PSUs become vested PSUs, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion, such vested PSUs shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury.

If the Performance Share Unit Redemption Date for a PSU occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that PSU shall be the earlier of the date that is the 10th business day after the expiry date of the Blackout Restriction Period and December 31 of the third year following the relevant PSU Service Year.

iv.	Deferred Share Units

The Board may grant to non-employee members of the Board DSUs, which may have all of the rights and restrictions that may be applicable to PSUs or RSUs, except that the DSUs may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company and must be redeemed no later than December 31 of the year commencing immediately after the occurrence of the Triggering Event (as defined below).

No payment shall be made in respect of a DSU until after the earliest time of: (i) the Participant’s death; or (ii) the time as of which the Participant has ceased to be any and all of an employee, officer or director (as applicable) of the Company or any affiliate of the Company (each, a “Triggering Event”). After the occurrence of a Triggering Event in respect of a Participant, on December 15th of the calendar year commencing immediately after the date of the Triggering Event, or such other date determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the vested DSUs credited to the Participant’s Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury.

v.	Dividend Equivalent Rights

The Board may grant eligible Service Providers the rights described below as Dividend Equivalent Rights. Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant’s Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional RSUs, PSUs or DSUs, as applicable, in respect of RSUs, PSUs or DSUs, as applicable, credited to and outstanding in the Participant’s account as of the record date for payment of such dividends (the “Dividend Record Date”).

The number of such additional RSUs, PSUs or DSUs, as applicable, to be credited to the Participant’s account(s) will be calculated by dividing the total amount of the dividends that would have been paid to such Participant if the RSUs, PSUs or DSUs, as applicable, in the Participant’s account, as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date, with

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the “Fair Market Value” being: (1) with respect to any property other than Shares, RSUs, PSUs or DSUs, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Company, acting reasonably; and (2) with respect to any Shares, RSUs, PSUs or DSUs, the volume weighted average trading price for such Shares or the number of Shares underlying such RSUs, PSUs or DSUs, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.

Cessation of Employment and Forfeitures

i.	Options

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider by reason of death or long-term disability of such Participant, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall be deemed to be vested upon such termination; and (b) only such Participant or the person or persons to whom such Participant’s rights under the Options pass by such Participant’s will or applicable law shall have the right to exercise part or all of such Participant’s outstanding and vested Options at any time up to and including the earlier of: (i) the date which is one year following the date of death or long term disability; or (ii) the Expiry Date of such Options.

If, prior to the expiry of any Options, a Participant ceases to be a Service Provider for any other reason, then: (a) all outstanding unvested Options granted to such Participant shall immediately and automatically terminate; and (b) such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including the earlier of: (i) the date which is 90 days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Options.

ii.	Restricted Share Units and Performance Share Units

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider for any reason whatsoever, including termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described below, all PSUs and RSUs of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Omnibus Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited PSUs and RSUs.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of death, long term disability, retirement from active employment or for any other reason as may be specifically approved by the Board, the Omnibus Plan in all respects shall continue with respect to such Participant’s PSUs and RSUs and the Participant, or the person or persons to whom the PSUs and RSUs pass by the Participant’s will or applicable law shall be entitled to redeem and receive payment for such PSUs and RSUs that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Omnibus Plan.

If, prior to the Redemption Date of any PSUs or RSUs, a Participant ceases to be a Service Provider by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each PSU and RSU that such Participant would have been entitled to in accordance with the terms of the Omnibus Plan if the applicable Redemption Date of the PSU or RSU falls within the notice period provided to the Participant by the Company on termination of his employment; however, if the applicable Redemption Date of the PSU or RSU falls outside the notice period, then the PSU or RSU shall be immediately forfeited. Further provided, however, that in the event that any PSUs or RSUs are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of RSUs or PSUs that shall vest.

Transferability

No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a beneficiary by a Participant. Each Award, and each right under any Award, will be exercisable during the Participant’s lifetime only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative.

Capital Changes, Corporate Transactions and Change of Control

The Omnibus Plan contains provisions for the equitable treatment of Awards in relation to any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the commons, or other similar corporate transactions or events that affect the Shares of the Company.

In the event of a Change in Control, the Board may provide that: (1) the successor Company or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards may be surrendered for a cash payment made by the successor Company or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing.

Notably while the previous Stock Option and RSU Plans caused any unvested instruments to immediately vest on a change of control event, the Omnibus Plan does not. In order for vesting of instruments to be accelerated following a change of control, the Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b)

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be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than single-trigger change of control provisions.

Amendment and Termination of the Omnibus Plan

The Board may amend, alter, suspend, discontinue, or terminate the Omnibus Plan without the consent of any Shareholder, Participant, other holder or beneficiary of an Award, provided that any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or beneficiary of an Award. However, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:

●	increase the total number of Shares available for Awards under the Omnibus Plan, except pursuant to an equitable adjustment or change of control;
●	reduce the exercise price or extend the term of any Award;
●	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;
●	remove or exceed the individual participation limits;
●	remove or exceed the insider participation limits;
●	modify or amend the limits to the number of Shares issuable to directors of the Company who are not officers or employees;
●	increase limits imposed on the participation of directors that are not officers or employees of the Company;
●	have the effect of amending the amendment provisions of the Omnibus Plan;
●	modify or amend the provisions of the Omnibus Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by the Omnibus Plan as presented in Appendix “A”; or
●	change the eligible Service Providers under the Omnibus Plan which would have the potential of broadening or increasing insider participation;

provided that Shareholder approval will not be required for any of the following types of amendments:

●	amendments of a “housekeeping” nature (including, without limitation, to clarify the meaning of an existing provision of the Omnibus Plan, correct or supplement any provision of the Omnibus Plan that is consistent with any other provision of the Omnibus Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Plan regarding administration of the Omnibus Plan); or
●	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.

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Previous Equity Compensation Plans

Stock Option Plan

The Stock Option Plan was designed to a) reward participants for increases in share price, reflecting a generation of value for Shareholders, and b) help establish alignment between pay and performance.

The Stock Option Plan was prepared by the Company in accordance with the policies of the TSX. The full text of the Stock Option Plan, as amended, was filed on June 1, 2021 on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. The Stock Option Plan’s terms are substantially similar to the terms governing options granted under the Omnibus Plan, and its terms were summarized in the Circular in respect of the Annual General Meeting of Shareholders on June 17, 2024. Additional information regarding outstanding grants under the Stock Option Plan is available within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.” No grants have been made under the Stock Option Plan since the Omnibus Plan was adopted by the Board on May 16, 2023.

Restricted Share Unit Plan (“RSU Plan”)

The RSU Plan was designed to a) add to the long-term incentive program to help attract, motivate and retain the plan participants, and b) advance the Company’s interests by providing recipients an opportunity to acquire an equity interest in the Company through the granting of restricted share awards under the RSU Plan, aligning interests of recipients with Shareholders over the medium and longer term. The full text of the RSU Plan was filed on June 1, 2021 on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. The RSU Plan’s terms are substantially similar to the terms governing RSUs granted under the Omnibus Plan, and its terms were summarized in the Circular in respect of the Annual General Meeting of Shareholders on June 17, 2024. Additional information regarding outstanding grants under the Stock Option Plan is available within this document under the heading “Securities Authorized for Issuance under Equity Compensation Plans.” No grants have been made under the RSU Plan since the Omnibus Plan was adopted by the Board on May 16, 2023.

Equity Compensation Targets and Awards

Target long-term incentive plan (“LTIP”) opportunity levels for 2025 were as follows:

Target LTIP Opportunity
Named Executive Officer and Position	(% of Base Salary)
Walter Coles, Jr., Executive Chairman	175%
Randy Reichert, President & CEO	175%
Andrew MacRitchie, CFO	120%
Nalaine Morin, SVP Environment & Social Affairs	90%
Justin Himmelright, SVP External Affairs	90%
(1)	Due to the time between Compensation Committee recommendation and Board approval, share price fluctuations can cause a slight difference between grant approval date fair value and Target LTIP Opportunity value.

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Annual Equity Compensation (LTIP) Awards in 2025

Annual LTIP equity compensation was awarded using a combination of RSUs and Options. The mix varied for each NEO based on the Company’s strategy for that NEO and the relative tax-efficiency of each type of award in the recipient’s hands. The following RSU awards were granted to NEOs as part of their 2025 target LTIP opportunity:

Grant Approval Date
	Number of RSUs		Price on Date	Fair Value of
Named Executive Officer and Position	Granted		of Grant Approval	RSUs ($)
Walter Coles, Jr., Executive Chairman	101,500	(1)	$14.65	$1,486,975
Randy Reichert, President & CEO	—		—	—
Andrew MacRitchie, CFO	—		—	—
Nalaine Morin, SVP Environment & Social Affairs	6,700	(2)	$14.65	$98,155
Justin Himmelright, SVP External Affairs	—		—	—

(1)	RSU grant was approved on March 25, 2025. One third will vest on each of December 9, 2025, September 25, 2026, and June 25, 2027, subject to accelerated vesting conditions tied to certain financing objectives.
(2)	RSU grant was approved on March 25, 2025. One third will vest on each of December 9, 2025, September 25, 2026, and June 25, 2027.

The following Option awards were granted to NEOs as part of their 2025 target LTIP opportunity:

	Number of Options	Exercise	Grant Date Fair Value
Named Executive Officer and Position	Granted (1)	Price	of Options
Walter Coles, Jr.,
Executive Chairman	—	—	—
Randy Reichert,
CEO	124,100	$14.65	$749,564
Andrew MacRitchie,
CFO	84,200	$14.65	$508,568
Nalaine Morin,
SVP Environment & Social Affairs	35,000	$14.65	$211,400
Justin Himmelright,
SVP External Affairs	54,500	$14.65	$329,180
(1)	Option grant was approved on March 25, 2025. One third will vest on each of December 9, 2025, September 25, 2026, and June 25, 2027.

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Special Performance-Linked Equity Awards in 2025:

The following PSU awards were granted to NEOs in 2025 as part of a special performance-linked equity compensation grant:

				Grant Date
	Number of PSUs			Fair Value of
Named Executive Officer and Position	Granted		Grant Price	PSUs ($)
Walter Coles, Jr., Executive Chairman	475,000	(1)	$16.45	$7,813,750
Randy Reichert, President & CEO	475,000	(1)	$16.45	$7,813,750
Andrew MacRitchie, CFO	250,000	(1)	$16.45	$4,112,500
Nalaine Morin, SVP Environment & Social Affairs	50,000	(2)	$14.65	$732,500
Justin Himmelright, SVP External Affairs	Nil		N/A	Nil
(1)	Performance vesting conditions for these PSUs included:
(a)	1/3 upon receipt of the Environmental Assessment certificate;
(b)	1/3 upon receipt of the Major Mines Permit for Eskay Creek; and
(c)	1/3 upon reaching commercial production at Eskay Creek.
(2)	Performance vesting conditions for these PSUs were tied to timing of receipt of the Environmental Assessment certificate.

NEO Stock Ownership Guidelines

To further support the Company’s goal of aligning directors’ and Shareholders’ interests, the Board adopted a policy prescribing Stock Ownership Guidelines for members of Company leadership first in May 2023, followed by the adoption of an amended Stock Ownership Guidelines policy in December 2025. The revised policy requires the Executive Chairman and President & CEO to hold stock having a minimum value of four times their annual base salary, and the remaining NEOs and non-employee Directors to hold three times their annual base salary or annual cash retainer, respectively. The requirement may be satisfied through:

●	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;
●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children; and
●	Deferred Share Units.

For further clarity, Options, RSUs, and PSUs are not considered Shares owned under this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline is assessed each January and will be valued at the market price of the common stock of the Company on the date of valuation.

	Equity Ownership	Total	Share	Meets Share
	at (December 31, 2025)	Equity	Ownership	Ownership
Name	Shares	At-Risk(1)	Requirement	Guidelines
Walter Coles, Jr.	1,559,661	$50,844,949	$3,600,000	Yes
Randy Reichert	355,941	$11,603,677	$3,600,000	Yes
Andrew MacRitchie	358,126	$11,674,908	$1,560,000	Yes
Nalaine Morin	898	$29,275	$1,230,000	No(2)
Justin Himmelright	51,759	$1,687,343	$1,230,000	Yes

(1)	Calculated using closing price of $32.60 for the common shares on the TSX on December 31, 2025.
(2)	Ms. Morin became an NEO on May 1, 2025 and has until 2030 to meet share ownership guidelines.

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Compensation vs. Share Price Performance

Total compensation has been designed by the Board to drive performance, to ensure alignment with Shareholders, to support Company values and to reward the achievement of short and long-term company objectives. A significant portion of each NEO’s total compensation has been tied to equity-based awards which are considered at-risk and long-term performance based.

The following graphs compare the total Shareholder return for $100 invested in Shares of the Company with the cumulative total return of the S&P TSX Composite Index and the S&P/TSX Global Gold Index for the Company’s five and three most recently completed financial years respectively. The graphs also show the relationship between Shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to share-performance.

When viewing the graph below, note that:

The often-described Lassonde Curve is clearly visible in Skeena’s 5-year share price performance as the company moved from exploration to discovery, into its current construction and development phase prior to entering the production phase. As such, the more recent three-year total Shareholder return is notably much higher than five-year total Shareholder return.

Skeena’s value has increased 352% over the past three years as compared with both the S&P/TSX Composite Index and S&P/TSX Global Gold Index which increased 79% and 211% respectively.

Total Cash Compensation, Total Reported Compensation and Total Realizable Compensation figures for 2021 to 2022 represent compensation for the Company’s Executive Chairman, Walter Coles Jr., who was in the CEO role during this time, and for 2023 to 2025 represents Randy Reichert, Skeena’s current CEO.

Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of option-based and share-based awards. The difference is virtually all ‘at risk’ compensation.

Reported compensation for the Company’s CEO is largely non-cash compensation, and is represented by the difference between the “Total Cash” and “Total Reported” compensation bars above. This non-cash compensation is paid as equity-compensation, and as such its value is ‘at risk.’ As shown in the graphs above, Total Reported Compensation for the Company’s CEO has generally moved in alignment with Shareholder returns over the past five years. Notably, the relatively modest pullback in Skeena’s value from December 31, 2020 to December 31, 2021 caused the high reported-value of at-risk equity compensation granted in 2021 to have near zero realizable value at December 31, 2021, 2022 and 2023. This shows equity-compensation is truly at-risk, and that there is a strong relationship between the NEOs’ overall compensation and Shareholder value creation, as specifically strategically designed by the Compensation Committee.

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Contracts with Named Executive Officers

The Company’s employment and consulting contracts with Named Executive Officers are written agreements, approved by the Board based on the recommendation of the Compensation Committee. These agreements provide for:

●	compensation and benefits, including salary and the right to participate in our short and long-term incentive programs
●	confidentiality obligations with respect to our sensitive information
●	non-solicitation of employees following termination
●	a minimum of eight to twelve weeks’ notice if an NEO wishes to terminate their employment, subject to certain limited exceptions
●	certain entitlements (including incremental payments, payables and benefits) upon termination without cause, resignation for good reason, or following a change of control

Termination and Change of Control Benefits

In the event that any NEO is terminated for cause, they are not entitled to any additional payments.

In the event that any NEO is terminated by Skeena without cause, or if the executive resigns with Good Reason(1), or if the Executive’s employment is terminated following a Change of Control(2), the Executive may be eligible for certain entitlements as described below.

On termination without cause, resignation for Good Reason, or following a Change of Control, each NEO shall be paid severance consisting of a specified number of months of:

●	current salary
●	continuation of health benefits, and
●	short term incentive amount prorated for tenure and performance.

Without cause or
Name	for Good Reason(1)	Following a Change of Control(2)
Walter Coles, Jr.	18 months	24 months
Randy Reichert	12 months	24 months
Andrew MacRitchie	12 months	24 months
Nalaine Morin	15 months(3)	24 months
Justin Himmelright	8 months	18 months

(1)	“Good Reason” means the resignation, other than on a purely voluntary basis, as a result of the occurrence of one or more of the following events without the NEO’s consent: constructive dismissal, a significant reduction of compensation, title, or role, or a change in the NEO’s responsibilities
(2)	“Change of Control” means: (a) the acquisition of 30% of Skeena’s Shares by a person or a group of persons acting jointly or in concert; (b) the removal, or failure to elect 50% or more of the members of the Board of Directors who were nominated by the Company’s Board at the nearest Annual General Meeting; or (c) the sale of substantially all of the assets of the Company.
(3)	Ms. Morin’s employment agreement provides for 12 months’ severance, plus an additional month for each completed year of service, to a maximum of 18 months.

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Summary of Termination Payments

The table below summarizes the estimated incremental payments related to termination scenarios under each Senior Executive Agreement assuming the events occurred on December 31, 2025.

Name		Base Salary ($)	Incentive Bonus ($)(1)	Other ($)	Total ($)
Walter Coles, Jr.	Without Cause or for Good Reason	$1,275,000	$2,422,500	$48,252	$3,745,752
Executive Chairman	Following a Change of Control	$1,700,000	$3,230,000	$64,336	$4,994,336
Randy Reichert	Without Cause or for Good Reason	$850,000	$1,615,000	$17,367	$2,482,367
President & CEO	Following a Change of Control	$1,700,000	$3,230,000	$34,734	$4,964,734
Andrew MacRitchie	Without Cause or for Good Reason	$480,000	$630,000	$17,729	$1,127,729
CFO	Following a Change of Control	$960,000	$1,260,000	$35,458	$2,255,458
Nalaine Morin	Without Cause or for Good Reason	$475,000	$—	$—	$475,000
SVP Environment & Social Affairs	Following a Change of Control	$760,000	$228,000	$—	$988,000
Justin Himmelright	Without Cause or for Good Reason	$253,333	$296,400	$10,392	$560,125
SVP External Affairs	Following a Change of Control	$570,000	$666,900	$23,381	$1,260,281

(1)	In some situations, NEOs are also entitled to receive a short term incentive amount for the current year, prorated for months worked during the year up to the termination date. As this amount would vary depending on the time of year that the termination of employment were to occur, an estimate of that amount is not included in the above figure.

In order for vesting of instruments to be accelerated following a change of control, the Omnibus Plan contains a requirement that the relationship between the parties either a) be terminated without cause by the Company (or the continuing entity), or b) be terminated for reasons that are similar to constructive dismissal by the plan-participant. This type of change of control provision in the Omnibus Plan is frequently described as a double-trigger change of control provision and is typically viewed more favourably than single-trigger change of control provisions.

Pension Plans for Named Executive Officers

The Company does not have any Company pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans. The Company does not have a retirement-savings contribution-matching program, nor an employee share purchase program.

Other Remuneration of Named Executive Officers

During the financial years ended December 31, 2024 and December 31, 2025 there was no other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement, to its directors and Named Executive Officers, apart from extended health benefits.

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Summary Compensation Table – Named Executive Officers

The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2025, 2024 and 2023.

					Non-equity incentive plan
					compensation ($)
			Share Based	Option Based			Pension	All other	Total
		Salary	Awards (2)	Awards (3)	Annual	Long term	value	compensation	compensation
Name and principal position	Year	($)	($)	($)	incentive plans	incentive plans	($)	($)	($)
Walter Coles Jr.	2025	$850,000	$9,300,725	Nil	$1,615,000	Nil	Nil	$32,168	$11,797,893
Executive Chairman and Director(1)	2024	$650,000	$2,299,858	Nil	$812,500	Nil	Nil	$47,406	$3,809,763
	2023	$600,000	$2,081,242	Nil	$480,000	Nil	Nil	$46,857	$3,208,099
Randy Reichert	2025	$850,000	$7,813,750	$749,564	$1,615,000	Nil	Nil	$17,367	$11,045,681
President, CEO and Director(2)	2024	$650,000	$568,750	1,752,784	$812,500	Nil	Nil	$30,015	$3,814,049
	2023	$600,000	$2,081,242	Nil	$480,000	Nil	Nil	$30,768	$3,192,010
Andrew MacRitchie	2025	$480,000	4,112,500	$508,568	$630,000	Nil	Nil	$17,729	$5,748,797
CFO	2024	$450,000	$ Nil	912,606	$258,000	Nil	Nil	$10,613	$1,631,218
	2023	$400,000	$1,097,321	Nil	$192,000	Nil	Nil	$11,268	$1,700,589
Nalaine Morin	2025	$380,000	$830,655	$211,400	$438,900	Nil	Nil	$13,396	$1,874,351
SVP Environment & Social Affairs(1)
Justin Himmelright	2025	$380,000	$ Nil	$329,180	$444,600	Nil	Nil	$15,588	$1,169,368
SVP External Affairs	2024	$350,000	$315,004	321,207	$214,375	Nil	Nil	$26,990	$1,227,576
	2023	$350,000	$766,163	Nil	$105,000	Nil	Nil	$36,993	$1,258,156

(1)	Ms. Morin was promoted to Senior Vice President, Environmental & Social Affairs in 2025.
(2)	The fair value of awards at grant date reflects the number of Share Units awarded multiplied by the closing share price of Skeena Shares on the TSX, which is in accordance with International Financial Reporting Standards (“IFRS”).
(3)	Option-based awards are valued using the Black-Scholes option pricing model, which is in accordance with IFRS. For option-based awards, the fair value of the of the awards at the grant approval date reflects the number of options awarded multiplied by the accounting fair value.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2025 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
	Number of				Number of		Market or payout
	securities			Value of	share or units	Market or payout	value of vested
	underlying	Option	Option	unexercised	of shares that	value of share-based	share-based awards
	unexercised	exercise	expiration	in-the-money	have not	awards that have not	not paid out
Name	Options (#)	price ($)	date	Options ($) (1)	vested (#)	vested ($) (2)	or distributed ($)
Walter Coles Jr.	300,000	$10.08	Apr 29'26	$6,756,000	675,188	$22,011,129	$2,700,388
Executive Chairman and Director	762,708	$13.58	Jun 25’26	$14,506,706
Randy Reichert	16,400	$12.52	Oct 4'26	$329,312	642,659	$20,950,683	$2,175,496
President CEO and Director	258,522	$5.71	Jan 28'29	$6,951,657
	373,000	$7.88	Aug 12'29	$9,220,560
	124,100	$14.65	Mar 25'30	$2,227,595
Andrew MacRitchie	125,000	$10.08	Apr 29'26	$2,815,000	304,512	$9,927,091	$1,276,909
CFO	311,738	$13.58	Jun 25’26	$5,929,257
	200,001	$5.71	Jan 28'29	$5,378,027
	145,000	$7.88	Aug 12'29	$3,584,400
	84,200	$14.65	Mar 25'30	$1,511,390
Nalaine Morin	50,000	$7.08	Aug 3,'27	$1,276,000	65,992	$2,151,339	$240,164
SVP Environment & Social Affairs	5,901	$8.42	May 15'28	$142,686
	15,400	$6.04	Oct 12'28	$409,024
	17,070	$5.71	Jan 28'29	$459,012
	75,000	$7.88	Aug 12'29	$1,854,000
	35,000	$14.65	Mar 25'30	$628,250
Justin Himmelright	100,000	$10.08	Apr 29'26	$2,252,000	75,357	$2,456,638	$951,333
SVP External Affairs	100,000	$13.58	Jun 25’26	$1,902,000
	104,000	$7.88	Aug 12'29	$2,570,880
	54,500	$14.65	Mar 25'30	$978,275
	550	$8.45	Apr 15'26	$13,283

(1)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2025 (based on $32.60 closing price of the Shares on the TSX on that date) and the exercise price of the Options.
(2)	The closing price of Skeena shares on December 31, 2025 was $32.60.

Incentive Plan Awards – Value Vested or Earned During the Year ended December 31, 2025

		Option-based awards –	Share-based awards –	Non-equity incentive plan
		Value vested during the	Value vested during the	compensation – Value
Name		year (1) ($)	year ($)	earned during the year ($)
Walter Coles, Jr.	$	Nil	$556,149	$1,615,000
Randy Reichert		$4,676,304	$1,927,041	$1,615,000
Andrew MacRitchie		$1,744,484	$778,713	$630,000
Nalaine Morin		$982,207	$132,774	$438,900
Justin Himmelright		$818,604	$804,848	$444,600

(1)	Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the common shares on the TSX on the vesting date less the exercise price of the options.

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Incentive Plan Awards – Value Exercised During the Year

The following table provides details of the Option-based awards exercised by NEOs during the year ended December 31, 2025:

	Number of
	Options		Share Price on
Named Executive Officer	Exercised	Exercise Price	Exercise Date	Value Realized
Walter Coles, Jr.	62,500	$4.16	$13.04	$555,000
	72,917	$4.48	$15.52	$805,004
Randy Reichert	—	—	—	—
Andrew MacRitchie	68,750	$4.16	$14.20	$690,250
	78,750	$4.48	$17.55	$1,029,263
Nalaine Morin	—	—	—	—
Justin Himmelright	—	—	—	—

Director Compensation

Directors are eligible to receive an annual cash and equity retainer to recognize their contribution to Shareholders for sitting on the Board of Directors. The Company’s Director Compensation Philosophy generally targets the median of the Peer Group, but also considers the time commitment, experience and complexity of the role. The Peer Group that is used to review director compensation is the same as used when reviewing Executive compensation at the Company.

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board for 2025 and 2024. Considering the results of benchmarking analysis by GGA, the Board approved adjustments for 2025 to position director compensation more competitively within the peer group and reflect the evolution of Skeena as a company which has increased the demands placed on Board members.

Non-executive Board members can elect to receive DSUs in lieu of all or a portion of their cash retainers. DSUs vest immediately and convert into Shares when the Board member has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company.

	2025		2024
	Chair	Member	Chair	Member
Director Compensation	Annual Retainer(1)	Annual Retainer	Annual Retainer(1)	Annual Retainer
Board of Directors	$130,000	$75,000	$120,000	$60,000
Audit Committee	$20,000	$10,000	$20,000	$10,000
Compensation Committee	$15,000	$7,500	$15,000	$7,500
Nomination & Governance Committee	$13,000	$6,500	$13,000	$6,500

(1)	In the context of the Board of Directors, the Chair Annual Retainer refers to that of the Lead Independent Director.

Equity Compensation

In June 2020, the Company’s RSU Plan became effective and permitted the awarding of RSUs to non-executive directors under the Plan. Prior to 2021, the non-executive directors of the Company were compensated by way of Options and directors’ fees. As of June 2023, any newly granted Options and Share Units are governed by the Omnibus Plan, which now prohibits the issuance of RSUs or PSUs to non-executive directors of the Company.

Non-executive directors are subject to a global annual grant limit, which is no more than $150,000 in equity compensation, of which no more than $100,000 may be granted in Options. Where a Director elects to be paid in DSUs for any retainer, meeting fees or other fees that would otherwise be payable in cash, those DSUs shall not be counted toward this limit, provided that the aggregate accounting fair value on the Date of Grant of such DSUs is equal to the amount of the cash retainer, meeting or other fees in respect of which such DSUs were granted.

No Options were granted to non-executive directors in 2024 or 2025. The following table specifies the value of annual equity compensation granted to non-executive directors in the form of DSUs in 2025, and excludes DSUs granted due to an election to receive them in lieu of cash

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compensation. The 2025 Share Unit grants were developed on a grant date fair value basis as opposed to a fixed unit basis. Equity grants to non-executive directors are subject to the annual grant fair value limits of $150,000 of full-value share-based awards.

Annual Equity Compensation to Directors	Number of
	Share Units			Grant Date Fair
Director	Granted		Grant Price	Value of Share Units
Craig Parry (2)	10,239	(1)	$14.65	$150,000
Suki Gill (3)	9,215	(1)	$14.65	$135,000
Hansjoerg Plaggemars	5,004	(1)	$17.59	$88,019
Greg Beard (4)	9,215	(1)	$14.65	$135,000
Nathalie Sajous (5)	9,215	(1)	$14.65	$135,000

(1)	The DSUs are in lieu of fees earned, and so vest immediately and are redeemable for Shares in accordance with the Omnibus Plan.
(2)	In addition to DSUs granted as equity compensation, Mr. Parry elected to receive DSUs in lieu of $145,000 of fees and other amounts otherwise payable in cash.
(3)	In addition to DSUs granted as equity compensation, Ms. Gill elected to receive DSUs in lieu of $102,500 of fees and other amounts otherwise payable in cash.
(4)	In addition to DSUs granted as equity compensation, Mr. Beard elected to receive DSUs in lieu of $98,000 of fees and other amounts otherwise payable in cash.
(5)	In addition to DSUs granted as equity compensation, Ms. Sajous elected to receive DSUs in lieu of $86,280 of fees and other amounts otherwise payable in cash.

Director Share Ownership Guidelines

In May 2023, in support of the Company’s goal of aligning directors’ and Shareholders’ interests, the Board adopted a Stock Ownership Guidelines Policy. The policy prescribes that NEOs and non-executive directors maintain ownership of shareholdings valued at least three times their annual base salary or annual cash retainer, respectively. The required shareholdings may be satisfied through:

●	Shares owned directly or indirectly by the individual, including those acquired through vested Company equity awards;
●	Shares owned jointly with the individual’s spouse, or Shares held in trust for the benefit of the individual, the individual’s spouse and/or the individual’s children;
●	Vested or unvested Share Units; and
●	For NEOs, PSUs for which the performance-vesting criteria have been satisfied, and which will vest on a specified date in the future, with the only remaining requirement being that the individual remains in their role.

For further clarity, unexercised Options and unearned PSU equity awards are not considered Shares owned for the purposes of this policy.

The prescribed level of Share ownership is expected to be satisfied by each Individual within five years after first becoming subject to this policy. Compliance with the share ownership guideline will be assessed each January. Securities will be valued at the higher of their value at the time of acquisition or award and their market value based on the closing price of the Company’s Shares on the TSX on the determination date. The following table outlines the ownership of each of the directors covered by the guidelines as of December 31, 2025.

	Equity Ownership at
	(December 31, 2025)
				Share	Meets Share
		Deferred	Total Equity	Ownership	Ownership
Name	Shares	Share Units	At-Risk(1)	Requirement	Guidelines
Craig Parry	108,802	42,512	$4,932,836	$435,000	Yes
Suki Gill	143,174	90,309	$7,611,546	$307,500	Yes
Hansjoerg Plaggemars	3,500	5,004	$277,230	$255,000	Yes
Greg Beard	142,213	89,029	$7,538,489	$294,000	Yes
Nathalie Sajous	—	90,973	$2,965,720	$258,840	Yes

(1)	Calculated using closing price of $32.60 for the common shares on the TSX on December 31, 2025.

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Director Compensation Table

The following table sets forth all amounts of compensation provided to the non-executive directors of the Company during 2025. For directors who are Named Executive Officers, see “Summary Compensation Table – Named Executive Officers” above.

Walter Coles, Jr., a director and the Executive Chairman of the Company, and Randy Reichert, a director and the President & CEO of the Company, do not receive compensation as a director. Mr. Coles & Mr. Reichert’s compensation is discussed in detail in the Executive Compensation section.

The following table sets out all amounts of compensation provided to the directors for the Company’s most recently completed financial year:

			Option-	Non-equity
	Fees	Share-based	based	incentive plan	Pension	All other
	earned(1)	awards(2)	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Craig Parry	$145,000	$150,000	Nil	Nil	Nil	Nil	$295,000
Lead Independent Director
Suki Gill	$102,500	$135,000	Nil	Nil	Nil	Nil	$237,500
Director (3)
Hansjoerg Plaggemars	$53,846	$88,019	Nil	Nil	Nil	Nil	$141,865
Director (4)
Greg Beard	$98,000	$135,000	Nil	Nil	Nil	Nil	$233,000
Director (5)
Nathalie Sajous	$86,280	$135,000	Nil	Nil	Nil	Nil	$221,280
Director (6)

(1)	Amounts represent fees earned as board and committee fees for service during 2025. Some directors elected to receive these as DSUs.
(2)	Amounts represent the fair value of Share Units granted to independent directors during 2025 as their annual equity compensation.
(3)	Mr. Parry elected to receive DSUs in lieu of $132,916 of fees.
(4)	Ms. Gill elected to receive DSUs in lieu of $102,500 of fees.
(5)	Mr. Beard elected to receive DSUs in lieu of $98,000 of fees.
(6)	Ms. Sajous elected to receive DSUs in lieu of $86,280 of fees.

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Directors’ Outstanding Share-based Awards and Option-based Awards at December 31, 2025

In 2024, in response to shareholder feedback, the Company committed not to grant incentive equity awards to non-executive directors. The following table sets forth all option-based awards and share-based awards outstanding at the end of 2025 with respect to the non-executive directors.

	Option-based Awards				Share-based Awards
	Number of				Number of	Market or payout	Market or payout
	securities			Value of	shares or units	value of	value of vested
	underlying	Option	Option	unexercised	of shares that	share-based awards	share-based awards
	unexercised	exercise	expiration	in-the-money	have not	awards that have	not paid out or
Name	options (#)	price ($)	date	options (1) ($)	vested (#)	not vested (2) ($)	distributed (2) ($)
Craig Parry	62,500	$10.08	Apr 29'26	$1,407,500	5,938	$193,579	1,385,891
Lead Independent Director	217,500	$13.58	Jun 25’26	$4,136,850
	15,798	$13.00	Apr 21'27	$309,641
Suki Gill	33,333	$10.08	Apr 29'26	$750,659	5,938	$193,579	2,944,073
Director	107,917	$13.58	Jun 25’26	$2,052,581
	15,798	$13.00	Apr 21'27	$309,641
Hansjoerg Plaggemars	Nil	N/A	N/A	Nil	Nil	Nil	163,130
Director
Greg Beard	33,333	$10.08	Apr 29'26	$750,659	5,938	$193,579	2,902,345
Director	91,667	$13.58	Jun 25’26	$1,743,506
	15,798	$13.00	Apr 21'27	$309,641
Nathalie Sajous	Nil	N/A	N/A	Nil	Nil	Nil	2,965,720
Director

(1)	Represents the difference between the market value of the Shares underlying the Options on December 31, 2025 (based on $32.60 closing price of the Shares on the TSX on that date) and the exercise price of the Options.
(2)	The closing price of Skeena shares on December 31, 2025 was $32.60.

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Director Equity Compensation Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2025, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2025, with respect to the directors who are not Named Executive Officers.

	Option-based awards –	Share-based awards –		Non-equity incentive plan
	Value vested during the	Value vested during the		compensation – Value earned
	year (1)	year (2)		during the year
Name	($)	($)		($)
Craig Parry	21,907	$879,677	(3)	Nil
Lead Independent Director
Suki Gill	21,907	$742,698	(4)	Nil
Director
Hansjoerg Plaggemars	Nil	$88,019	(5)	Nil
Director
Greg Beard	21,907	$733,180	(6)	Nil
Director
Nathalie Sajous	Nil	$245,413	(7)	Nil
Director

(1)	Represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date. The Company no longer grants options to non-executive directors, in response to shareholder feedback in 2024.
(2)	Share-based awards are valued at the aggregate value realizable upon vesting. These values include the value vested during the year for DSUs taken in lieu of cash fees, and so should not be used to evaluate compliance with the Company’s limit on equity compensation to independent directors.
(3)	$282,916 of this amount realizable at vesting is deferred as DSUs until Mr. Parry has ceased to hold all offices, employment and directorships with the Company and all affiliates of the Company (has “Separated” from the Company).
(4)	$237,500 of this amount realizable at vesting is deferred as DSUs until Ms. Gill has Separated from the Company.
(5)	$88,019 of this amount realizable at vesting is deferred as DSUs until Mr. Plaggemars has Separated from the Company.
(6)	$233,000 of this amount realizable at vesting is deferred as DSUs until Mr. Beard has Separated from the Company.
(7)	$221,280 of this amount realizable at vesting is deferred as DSUs until Ms. Sajous has Separated from the Company.

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Incentive Plan Awards – Value Exercised During the Year

In 2024, in response to shareholder feedback, the Company committed not to grant incentive equity awards to non-executive directors. The following table provides details of the Option-based awards exercised by non-executive directors during the year ended December 31, 2025:

	Options		Share Price on
Name	Exercised	Exercise Price	Exercise Date	Value Realized
Craig Parry	Nil	N/A	N/A	Nil
Lead Independent Director
Total
Suki Gill	16,667	$4.16	$13.61	$157,503
Director	29,167	$4.48	$17.49	$379,463
Total	45,834			$536,966
Hansjoerg Plaggemars	Nil	N/A	N/A	Nil
Director
Total
Greg Beard	50,000	$11.72	$22.72	$550,000
Director
Total	50,000			$550,000
Nathalie Sajous	Nil	N/A	N/A	Nil
Director
Total

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out information as of December 31, 2025 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

			Weighted average	Number of securities remaining
	Number of securities		exercise price of	available for future issuance under
	to be issued upon		outstanding	equity compensation plans
	exercise of outstanding		compensation	(excluding securities reflected in
Equity	compensation options,		options, warrants	column (a))
Compensation Plan	warrants and rights		and rights	(as a % of issued shares)
Category	(a)		(b)	(c)
Stock Option Plan(1)	2,813,138 or 2.32% of the issued and outstanding Shares		$12.30	Nil. The Company no longer grants under this plan
RSU Plan(2)	176,545 or 0.15% of the issued and outstanding Shares	$	Nil	Nil. The Company no longer grants under this plan
Omnibus Plan(4)	6,579,638 or 5.42% of the issued and outstanding Shares		$5.76	Nil(3)
Total as at December 31, 2025	9,569,321 or 7.89% of the issued and outstanding Shares		$7.57	Nil(3)

(1)	The legacy Stock Option Plan authorized the issuance of up to 10% of the then issued and outstanding common shares in connection with options that were outstanding or that may be granted in the future.
(2)	The legacy RSU Plan authorized the issuance of up to 5% of the then issued and outstanding common shares of the Company in connection with share units that were outstanding or that may be granted in the future.
(3)	The total number of securities available for future issuance under equity compensation plans may be issued either as Options or as Share Units, or a combination thereof, but not both. In May of 2026, the Company amended the Omnibus Plan, reducing it from a 10% rolling plan to a 7.5% rolling plan. This Omnibus plan is being placed before shareholders at this Meeting.
(4)	The Omnibus Plan authorizes the issuance of up to 5% of the then issued and outstanding Shares of the Company in connection with share units that were outstanding or that may be granted in the future. In addition, a 7.5% overall limit is applied to Share Units and Options granted under all equity compensation plans, including the Omnibus Plan.
(5)	As of May 8, 2026, less than 7.5% of the issued and outstanding shares of the Company would be issuable upon the exercise of outstanding compensation options, warrants and rights.
(6)	Other than the proposed amendments to the Omnibus Plan, there are no equity compensation plans which have not yet been approved by securityholders.

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Annual Burn Rate

The following table sets out the annual burn rate of the Company’s security-based compensation arrangements under which common shares are issuable, being the number of securities granted annually under the Stock Option Plan, Restricted Share Unit Plan, and Omnibus Plan expressed as a percentage of the weighted average number of common shares outstanding.

	Stock Option Plan		RSU Plan		Omnibus Plan(1)		Combined
									Weighted
									Average Shares
Year	Granted	Burn	Granted	Burn	Granted	Burn	Granted	Burn	Outstanding
2025	—	0.00%	—	0.00%	2,833,098	2.46%	2,833,098	2.46%	115,218,502
2024	—	0.00%	—	0.00%	4,019,925	4.06%	4,019,925	4.06%	99,128,496
2023	155,151	0.22%	607,750	0.86%	1,186,257	1.69%	1,949,158	2.77%	84,353,282

(1)	The Omnibus Plan replaced the Stock Option Plan and RSU Plan effective in June 2023.

Exploration-stage companies with small market-capitalizations typically need to issue a significant number of shares each year to raise capital to explore their projects. This also tends to result in a higher equity compensation “burn” percentage each year. Skeena has grown quickly out of that exploration stage, and, while still higher than in a stable operating company, the Company’s combined burn rate decreased substantially, from a high of 4.06% to 2.46% in 2025. Equity compensation reduces cash compensation that would otherwise need to be paid and is a very important factor in employee attraction and retention, which are critical factors for Skeena during the pre-revenue cashflow-negative construction phase of its project.

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Corporate Governance
●
Introduction
●
Mandate of the Board of Directors
●
Position Description
●
Independence of the Directors
●
Other Directorships
●
Orientation and Continuing Education
●
Ethical Business Conduct
●
Nomination of Directors
●
Compensation
●
Board Committees other than the Audit Committee
●
Assessments
●
Shareholder Engagement
●
Interest of Certain Persons in Matter to be Acted Upon
●
Interest of Informed Persons in Material Transactions
●
Indebtedness of Directors and Officers

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Introduction

Skeena is committed to conducting our business in accordance with all applicable laws and principles of sound corporate governance. Skeena’s 100% independent Nomination & Governance Committee has oversight of corporate governance policies, including our Code of Business Conduct and Ethics, Diversity Policy, Whistleblower Policy, and Anti-Bribery & Anti-Corruption Policy (available on the Corporate Governance page of our website). National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators requires the Company to annually disclose certain information regarding our corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, environmental and social responsibility, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and supervising senior management), approving corporate strategies and goals, communications with investors and the financial community and the integrity of the Company’s internal control and management information systems. Notably the Board met four times in 2025 with 100% attendance by the directors at each Board meeting except the third meeting where one director was absent.

Position Descriptions

The Board has published written position descriptions for the Chair of the Board, for the Lead Independent Director, and the CEO. The Board will evaluate the need for position descriptions for other NEOs from time to time, and if written position descriptions appear to be justified, they will be prepared. Roles and responsibilities of the various Board committee chairs and other members are set out in the respective committee charters, including the Audit Committee Charter, Compensation Committee Charter and Nomination & Governance Committee Charter. Both the written position descriptions and the committee charters can be found in the Corporate Governance section of the Company’s website.

Independence of the Directors

A director is ‘independent’ if the director is, among other things, free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company, other than interests and relationships arising from shareholding. The following table describes whether the Company’s directors are independent and, if not independent, sets out the reasons:

Director or Nominee	Independent	Reason why the Director is not Independent
Craig Parry	Yes	-
Walter Coles Jr.	No	Mr. Coles is Executive Chairman of the Company.
Randy Reichert	No	Mr. Reichert is President and CEO of the Company.
Suki Gill	Yes	-
Greg Beard	Yes	-
Nathalie Sajous	Yes	-
Hansjoerg Plaggemars	Yes	-

Accordingly, a majority (71%) of the directors nominated for election at the Meeting are independent. The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance.

The Board does not hold regularly scheduled meetings without the non-independent directors and members of management. However, parts of regularly scheduled meetings are designed to happen without the non-independent directors and members of management. Further, when consideration of a matter concerns or affects a director, that director recuses themself from the meeting and consideration of the matter so that the independent directors can have an open and candid discussion of, and freely vote on, the matter. The Board Chair, Walter Coles Jr., is not an independent director. The Lead Independent Director, a position that is currently held by Craig Parry, is responsible for, among other things, providing leadership to ensure that the Board functions independently of management of the Company and other non-independent directors, all as more particularly set out in the Company’s Lead Independent Director Mandate. The Company’s Code of Business Conduct and Ethics can be found on the Corporate Governance section of Skeena’s website.

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Other Directorships

The Company’s directors are also directors of the following other reporting issuers (publicly traded corporations):

Name	Name and Jurisdiction of Reporting Issuer
Craig Parry	Vizsla Silver Corp., British Columbia Vizsla Copper Corp., British Columbia
Walter Coles Jr.	None
Randy Reichert	None
Suki Gill	Vizsla Silver Corp., British Columbia
Greg Beard	None
Nathalie Sajous	None
Hansjoerg Plaggemars	4basebio plc, London, UK Biofrontera AG, Germany GeoPacific Resources Ltd, Australia Altech Batteries Limited, Australia Patronus Resources Ltd, Australia

Orientation and Continuing Education

The Board provides an orientation for new directors to ensure that they begin their term well-grounded in the nature, stage and operation of the Company, as well as the role of the Board, its committees and its directors. Initially, an assessment of the new director’s set of skills and professional background is performed. This step allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director. Following the initial assessment, a tailored orientation is provided by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate background through meetings, telephone calls and correspondence.

The Board also provides opportunities for continued learning for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company. In addition to seminars presented to cover relevant emerging issues, technical presentations are often made at meetings of the Board. The presentations range from a review of the Company’s financial statements to operational updates and discussions, presentations on geology, resource models, and strategy around safety, development, permitting, operational readiness and other aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for those directors without direct expertise in the specific subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. The Board updated the Company’s Code of Business Conduct and Ethics (the “Code”) in 2025. The Code seeks to deter wrongdoing and to define the standards, values and level of integrity expected of all Company representatives. Some of the basic principles defined within the Code are to act in good faith while exercising due care and honesty, to maintain confidentiality, to demonstrate integrity and respectfulness, to refrain from discrimination and intimidation towards any person, to provide full and accurate information and disclosures to the Company Shareholders and to use environmental best practices when conducting mining activities in order to protect human health, minimize negative impacts on the ecosystem, and ultimately to restore disturbed sites to a high environmental standard. The Board sets the standards of business conduct contained in the Code, and updates the standards as appropriate to maintain changes in the legal and regulatory framework, and to stay ahead of industry best practices.

The Board monitors compliance with the Code by annually reviewing the Code, ensuring that management collects signed acknowledgements from every Company Person (as defined therein), periodically querying management on matters relating to compliance, whistleblowing, and other matters in the Code. The Audit Committee adds a further layer of inquiry and monitoring through its responsibility for overseeing internal controls, and whistleblower reports, and the annual external audit process. The Board also strictly enforces matters relating to conflicts of interest.

In addition to the provisions of the Code, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from

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the consideration of, and from voting on such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. The Company has adopted an extensive Anti-Bribery and Anti-Corruption Policy to emphasize its commitment to comply with all laws in every jurisdiction in which it operates. The Anti-Bribery and Anti-Corruption Policy was last amended by the Board in December of 2025. Finally, the Board has established a Whistleblower Policy which establishes confidential procedures for the receipt, retention and treatment of any concerns that may arise due to improper, illegal, unethical and unsafe business practices, or any departure from the Company’s Code of Business Conduct and Ethics. The Whistleblower Policy was last adopted and approved by the Board in December 2025.

Nomination of Directors

The Board, with the advice and recommendation of the Nomination & Governance Committee, has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and Shareholders. The Nomination & Governance Committee and the Board assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, continuity, independence and other factors. The Nomination & Governance Committee Charter includes provisions setting out the process that the Nomination & Governance Committee and the Board are to follow in the nomination process.

Further, the Board established a Diversity Policy in 2021, updated in 2025, which includes a commitment to maintaining Board gender diversity. The Company recognizes that diversity as it applies to Board or executive appointments is not restricted to gender diversity but includes and is not limited to such characteristics as ethnicity, race, aboriginal or indigenous status and other ethnic distinctions, gender, sexual orientation, religion, physical ability, culture, language, and other factors. Diversity can also extend to geographic background, work experience, socio-economic background and diversity of political opinion. The Company recognizes the importance of having diversity on the Board and in executive roles to ensure that members of the Board and the executive team possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives and deliver for its stakeholders. Specifically, if a gender is considered under-represented on the Board, the Nomination & Governance Committee must ensure that appropriate efforts are made to include candidates of that gender in the list of candidates being considered for a Board position. In addition, if no persons of that gender are selected from the list of candidates, the Board must be satisfied that there are objective reasons to support this determination.

Until May 2025, women represented 33% of the Board. Following the appointment of an additional male director, female representation shifted slightly to 29%. While the Board recognizes the importance of aiming for at least 30% gender diversity, having achieved 29% the Board considers this level to be in substantial compliance with this target. The Board will continue to look for opportunities to increase gender diversity on the Board.

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Gender Diversity

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
67%
33%
67%
33%
71%
29%
2023
2024
2025
Female Board Members
Male Board Members

● ● ● ●

While we remain committed to maintaining board gender diversity, we recognize that 29% is less than 30%. Concrete steps include continuing to:

●
Integrate diversity into succession planning for future Board appointments.
●
Expand candidate outreach to include a broader pool of qualified individuals.
●
Regularly review Board composition against evolving governance best practices.
●
Report annually on progress toward diversity and inclusion objectives.

Skeena recognizes that diversity extends beyond gender representation to include a broad range of skills, experiences, and perspectives that strengthen governance and strategic decision-making. We remain committed to building a Board that reflects the complexity of our business and the interests of our stakeholders.

Compensation

The Company handles compensation matters primarily at the Compensation Committee level including specific recommendations for the Board to determine compensation of the Company’s directors and officers, as set out in the Compensation Committee Charter. The process of determining the remuneration structure and amount is described elsewhere in this Circular, under the heading “Compensation Discussion and Analysis.”

The Omnibus Plan is administered at the Board level with recommendations provided by the Compensation Committee. The Board, in its sole discretion, determines all equity awards to be granted pursuant to the Omnibus Plan, and any terms or vesting provisions applicable thereto. For more particulars, see “Securities Authorized for Issuance under Equity Compensation Plans” herein. Further discussion of the Omnibus Plan is also presented under “Compensation Discussion and Analysis.” The Compensation Committee Charter may also be found on the Company’s website.

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Board Committees other than the Audit Committee

Meetings in 2025: 3
Nomination & Corporate Governance Committee

Greg Beard (Chair)	Nathalie Sajous

Matters of Corporate Governance and matters of nomination are under the jurisdiction and oversight of the Nomination & Corporate Governance Committee, members of which are Greg Beard (chair) and Nathalie Sajous. Membership of the Committees may be reconstituted following the Meeting on June 22, 2026. The Nomination & Corporate Governance Committee Charter is available on the governance section of our website. Notably the Nomination and Corporate Governance Committee met three times in 2025 with 100% attendance by the committee members at each meeting.

Meetings in 2025: 4
Compensation Committee

Craig Parry (Chair)	Suki Gill

The Board has a Compensation Committee, members of which are Craig Parry (chair) and Suki Gill. Membership of the Committees may be reconstituted following the Meeting on June 22, 2026. The Compensation Committee Charter is available on the governance section of our website. Notably the Compensation Committee met four times in 2025 with 100% attendance by the committee members at each meeting. At the date of each meeting during 2025, the Compensation Committee consisted of Craig Parry and Suki Gill.

Assessments

Annually, the Board performs a formal assessment of the effectiveness of the Board and each committee of the Board.

Board members complete a confidential questionnaire which is reviewed and assessed by the Board Chair.	The Board Chair then reports the feedback to the full Board for discussion and to develop a list of action items.	The same process is followed by each committee. Each of the questionnaire forms for the Board and each committee have been developed and approved by the Board.
Director Questionnaires	Board Feedback	Committee Assessments

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Shareholder Engagement

Skeena’s leadership team is firmly committed to transparent and proactive communication with its shareholders through regular senior management engagement with the Company’s global investor base.

Skeena maintains one of the highest levels of institutional ownership in the gold mining sector, with approximately 70% of its issued and outstanding shares held by institutional investors. In recognition of this strong institutional presence, the Company places significant emphasis on maintaining open dialogue with both existing and prospective shareholders through a wide range of engagement channels. And Skeena listens. In 2024, in response to shareholder feedback, the Company committed not to grant incentive equity awards to non-executive directors.

In 2025, Skeena participated in 20 global investor conferences and conducted more than 450 in-person, one-on-one meetings. Over the course of the year, management visited 36 cities across 13 countries. In addition, the Company is covered by 10 Canadian banks that publish research coverage, and management participated in 12 bank-led marketing roadshows and 13 consultant-led roadshows, presenting Skeena’s investment thesis to over 2,500 investors worldwide. Each of these meetings and presentations provides an opportunity for existing and prospective shareholders to provide direct feedback to management.

Collectively, these engagement metrics represent more than double the industry average for shareholder outreach best practices, as outlined by the Canadian Investor Relations Institute. In recognition of its performance, Skeena was named to the TSX30™ in 2025 as one of the top-performing companies on the Toronto Stock Exchange, achieving a three-year market capitalization growth rate of 424%.

Among the Company’s top 50 reported institutional shareholders, during the fiscal year Skeena directly engaged with institutional shareholders representing 78% of our total shares outstanding, representing approximately 70 million shares, or about 85% of the Shares held by institutional investors.

Election of Directors at the 2025 AGM

At the 2025 annual general meeting of shareholders Hansjoerg Plaggemars was elected to the board with fewer than 80% of votes cast in favour of his election. Through our extensive shareholder engagement activities described above, the Company noted that one proxy advisory firm recommended withholding votes from Mr. Plaggemars because he was a director of several other public companies.

Mr. Plaggemars joined the Board in 2025 and is a highly engaged director. In the last fiscal year, he attended 100% of all Board and relevant committee meetings. He is always well prepared and contributes significantly to discussions and deliberations. He consistently makes himself available for calls and other communications with senior management and other Board members outside of formal Board and committee meetings. Mr. Plaggemars’s deep knowledge of financial markets and significant public company board experience over the course of his career are all highly valued by the Company and its Board of Directors.

The Company performs a robust annual evaluation of the Board’s operations, processes and the performance of each Board member (including considering the voting results at the 2025 AGM). The Company determined that Mr. Plaggemars’s active participation and engagement, coupled with his diverse experience and depth of knowledge in capital markets directly related to the financing of the Company, make him a key Board member. Directors also concluded that Mr. Plaggemars’s contributions have been exemplary and have not been impaired by his other commitments, which is emphasized by the Board’s decision to keep Mr. Plaggemars both on the Board and Audit Committee.

The Board continuously monitors and reviews the effectiveness and commitments of all directors and will recommend appropriate action should any director’s effectiveness decline for any reason.

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Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed in this Circular, no connected person has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “connected person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s prior financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of the foregoing person or company.

Interest of Informed Persons in Material Transactions

Other than as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, proposed director or any associate or affiliate of an informed person or nominee had any material interest, direct or indirect, in any transaction or any proposed transaction which, in either case, has materially affected or would materially affect Skeena or any of its subsidiaries.

An “informed person” means:

a)	a director or executive officer of the Company,
b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company,
c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and
d)	the Company itself, if and for so long as it holds any of its securities that it has purchased, redeemed or otherwise acquired.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or employees of the Company or any subsidiary are indebted to the Company or any subsidiary as at the date hereof, nor were any of them indebted to the Company or any subsidiary during the financial year ended December 31, 2025.

None of the current or former directors and executive officers of the Company, proposed nominees for election as directors of the Company or associates of any such persons are, as at the date hereof or at any time during the financial year ended December 31, 2025 have been, indebted to the Company, any subsidiary or to any third party to which the Company or any subsidiary have provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding in connection with a securities purchase or other program.

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Audit Matters
● Audit Committee ● Information Security

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Audit Committee

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Audit Committee of the Board to meet certain requirements. Details regarding the Audit Committee and its mandate are disclosed in the Company’s Audit Committee Charter, a copy of which is available on the governance page of the Company’s website. Additional Audit Committee information is contained in the Company’s AIF. As required under NI 52-110, This document includes the charter, the committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures and fees paid to the Company’s external auditor. The AIF is available on the investors page of the Company’s website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Meeting Frequency

The Audit Committee held four meetings in 2025, with perfect attendance by each of its members.

Composition of the Audit Committee

The following table sets out the names of the current members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

(Chair)
Name	Suki Gill	Greg Beard	Hansjoerg Plaggemars
Officer or Employee	No	No	No
Independent(1)	Yes	Yes	Yes
Financially Literate(2)	Yes	Yes	Yes
Financial Expert (3)	Yes	Yes	Yes

(1)	To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.
(2)	To be considered financially literate, as defined by Canadian securities laws, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
(3)	To be considered a financial expert, a member of the Committee must be “Financially Literate” as defined by Canadian securities laws, and, be or possess one of the following:
(a)	“Financial Expert” as defined by Securities and Exchange Commission rules; or
(b)	CPA or CFA designation in good standing; or
(c)	Current or former executive role in the finance industry (bank, insurance, or fund management/advisory).

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Relevant Education, Associations and Experience

The education, associations, and experience of each current member of the Audit Committee that is relevant to the performance of their responsibilities as an Audit Committee member are as follows:

Name of Member	Education & Associations	Experience
Suki Gill (Chair)	Ms. Gill holds a Bachelor of Technology in Accounting and is a Chartered Professional Accountant.	Ms. Gill is a Partner at Smythe LLP and has been since 2012.
Greg Beard	Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana.

Mr. Beard is a founder and former director and officer of various publicly traded and private companies. In these roles he has reviewed and analysed numerous financial statements. Mr. Beard also gained extensive knowledge reviewing and evaluating financial statements through his roles as Senior Partner at Apollo Global Management, a New York asset manager where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. Mr. Beard also gained expertise as a founding member and managing director of Riverstone Holdings, an asset management firm, and as a financial analyst at Goldman Sachs, a globally renowned investment banking company.

Hansjoerg Plaggemars	Mr. Plaggemars received his degree in Business Administration from the Otto-Friedrich-Universität Bamberg (Bamberg, Germany).

Mr. Plaggemars is an experienced finance executive and board member with extensive public company experience across capital markets, restructurings, and complex financings. Trained at KPMG Corporate Finance, he has served for over 14 years in CFO roles and currently holds multiple executive and non executive board positions across listed companies in Europe and Australia, spanning the mining, investment, biotechnology, and energy technology sectors. His background includes financial reporting, complex debt and equity financings, insolvency processes, and public company governance.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

External Auditor Service Fees

KPMG LLP has been the Company’s auditor since January 6, 2022. The fees paid or payable to KPMG LLP for each of the last two fiscal years are as follows:

Fee Description	December 31, 2025	December 31, 2024
Audit Services(1)	$1,194,652	$545,271
Audit Related Services(2)	Nil	Nil
Tax(3)	Nil	Nil
Other	Nil	Nil
TOTAL	$1,194,652	$545,271

(1)	Includes fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits. 2025 was the first year that Skeena’s independent auditors attested to the effectiveness of our internal controls, as required under Sarbanes Oxley s.404(b). This represented a significantly increased scope of work.
(2)	Includes services that are traditionally performed by the auditor. These audit-related services include due diligence assistance, and accounting consultations on proposed transactions.
(3)	Includes fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax advice. Tax advice includes assistance with certain tax elections made by the Company.

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Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Complaints

The Board has established a ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports to the Board of any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Information Security

The Board receives quarterly reports from management on the Company’s information security program. Information security risks are identified through IT management review of industry news circulars for awareness of critical and high risks and by monitoring endpoint security software installed on all Company devices. Risks are then recorded in a central IT risk register for prioritization, assessed against our business-critical assets for contextualized IT/business risk, and then risk mitigation strategies are approved for execution.

As a response to witnessing an increasing number of cybersecurity incidents involving other companies, the Company has increased staff and management security awareness through a third-party provider which includes security awareness training, best practices, and regular simulated phishing testing, the results of which will be included in quarterly Board reporting. As of the current date, we are not aware of having experienced an information security breach.

Management Contracts

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company, listed in the “Executive Compensation” section.

Registrar and Transfer Agent

The Company’s registrar and transfer agent is Computershare Investor Services Inc., with its office at 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

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WHERE YOU CAN FIND MORE INFORMATION

Financial Information:		Annual General Meeting Materials:
SEDAR+	https://www.sedarplus.ca	Notice of Meeting
EDGAR	https://www.sec.gov	Information Circular	All available at:
Our Website	https://www.skeenagoldsilver.com
		Blank Form of Proxy	https://skeenagoldsilver.com/investors/ #disclosure-portal
Corporate Governance Materials:
Incorporation Documents	All available at:	Voting Instruction Form	or
Corporate Policies	https://skeenagoldsilver.com/company/ corporate-governance/	Financial Statement Request Card	https://bit.ly/SkeenaAGM
Board Descriptions
Securities Plans

Environmental, Social and Governance (ESG) Materials:

Skeena is deeply committed to responsible resource development with strong environmental stewardship and transparent, inclusive engagement practices that prioritize the well-being of people and the land. Our continued collaboration with Indigenous Nations—particularly the Tahltan Nation—remains central to our approach, shaping our decisions and reinforcing our dedication to meaningful reconciliation and shared prosperity. For a full view of our progress and commitments, we invite you to explore the below resources.

Sustainability Report	https://skeenagoldsilver.com/esg/
Fighting Against Forced Labour & Child Labour Report	https://skeenagoldsilver.com/esg/

HOW TO REQUEST MATERIALS

To request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting, Shareholders may contact the Company as follows:
E-Mail: info@skeenagold.com	Telephone: (+1) 604 684 8725 (collect calls accepted)
Mail: Suite # 2600 – 1133 Melville Street, Vancouver, BC, Canada V6E 4E5	Fax: (+1) 604 558 7695

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GLOSSARY OF TERMS IN THIS CIRCULAR

AIF	“AIF” means the Company’s Annual Information Form dated March 24, 2026.
BCBCA	“BCBCA” means the Business Corporations Act (British Columbia).
Board	“Board” or “Board of Directors” means the board of directors of Skeena.
Circular	“Circular” means this management information circular of the Company.
Code	“Code” means the Company’s Code of Business Conduct and Ethics.
Dollars	“Dollars” or “$” means Canadian dollars, unless otherwise specified.
DSU	“DSU” means deferred share units that may be granted pursuant to the Omnibus Plan.
EDGAR	“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.
ESG	“ESG” means environmental, social, and governance.
Exercise Price	“Exercise Price” means purchase price per Share purchasable under an Option.
Expiry Date	“Expiry Date” means the date of expiry of the Exercise Period.
GGA	“GGA” means Global Governance Advisors.
IFRS	“IFRS” means International Financial Reporting Standards.
KPMG	“KPMG” means KPMG LLP, Chartered Professional Accountants.
LTIP	“LTIP” means the target long-term incentive plan.
Meeting	“Meeting” means the annual general meeting of Shareholders that is to be held on June 22, 2026 or any adjournment or postponement thereof.
NEOs

“Named Executive Officers” or “NEOs” means:

(a)

an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b)

an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”); and

(c)

each of the three most highly compensated executive officers of the Company, including any of our subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year.

NI 52-110	“NI 52-110” means National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.
NI 54-101	“NI 54 101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators.

Notice-and-Access	“Notice-and-Access” means the notice-and-access procedures set out in NI 54-101.
NYSE	“NYSE” means the New York Stock Exchange.
Omnibus Plan

“Omnibus Plan” means the Company’s 2023 Omnibus Equity Incentive Plan that was adopted by the Board on May 16, 2023, approved by Shareholders on June 22, 2023, and is proposed for re-approval at the 2026 AGM.

Options	“Options” means stock options to purchase Shares granted pursuant to the Stock Option Plan or the Omnibus Plan.
Participant	“Participant” means a Service Provider that has been granted an award under the Omnibus Plan.
Person

“Person” means an individual or a company and includes any corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

PSU	“PSU” means Performance Share Units that may have been granted pursuant to the RSU Plan or the Omnibus Plan.
Record Date	“Record Date” means May 6, 2026.
RSU	“RSU” means Restricted Share Units that may have been granted pursuant to the RSU Plan or the Omnibus Plan.
RSU Plan	“RSU Plan” means the legacy Restricted Share Unit Plan of Skeena that was adopted by the Board on September 15, 2020 and ratified by Shareholders on October 15, 2020.
SEDAR+	“SEDAR+” means the System for Electronic Document Analysis and Retrieval filing system, available at www.sedarplus.ca.
Share Compensation Arrangement

“Share Compensation Arrangement” means any Option under the Stock Option Plan but also includes any other stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including but not limited to, the RSU Plan, involving the issuance or potential issuance of common shares to a Service Provider (as defined in the Stock Option Plan).

Share Units	“Share Units” refers collectively to Restricted Share Units, Deferred Share Units, and Performance Share Units.
Shareholder	“Shareholder” or “Shareholders” means a holder or holders of Shares, as applicable.
Shares	“Shares” means common shares in the capital of the Company, each of which carries the right to vote in all matters placed before Shareholders.
Skeena	“Skeena“, “Skeena Gold & Silver” or the “Company” means Skeena Resources Limited.
Stock Option Plan	“Stock Option Plan” means the legacy amended Stock Option Plan of Skeena that was adopted by the Board effective June 30, 2021.
TSX	“TSX” means the Toronto Stock Exchange.
VIF	“VIF” means Voting Instruction Form.

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APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

1.	Purpose

The purpose of the Plan is to: (i) develop the interest of Service Providers in the growth and development of the Corporation through the issuance of Awards to Participants in accordance with the terms of this Plan; (ii) attract and retain valuable Service Providers to the Corporation with a competitive compensation mechanism; and (iii) align the interests of the Service Providers with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of value creation for Shareholders and long-term growth.  The Plan seeks to achieve these purposes by providing for awards in the form of Options, Restricted Share Units, Performance Share Units, Deferred Share Units and Dividend-Equivalent Rights.

2.	Definitions

As used in the Plan, the following terms, when capitalized, will have the meanings set out below:

“Account” means a Restricted Share Unit Account, Performance Share Unit Account or Deferred Share Unit Account, as applicable.

“Affiliate” means any Person that, directly or through one or more intermediaries, controls or is controlled by the Corporation, including any Person in which the Corporation owns a significant equity interest, as determined by the Board.

“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 9(m)(ii) of the Plan.

“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Dividend- Equivalent Right granted under or pursuant to the Plan. For further clarity, any award of security-based compensation granted under another plan remains subject to the terms and conditions of that other plan and is not impacted by the adoption of this Plan.

“Award Agreement” means any written agreement, contract or other instrument or document, including acknowledgement provided electronically, evidencing any Award granted under the Plan.

“Beneficiary” means any person designated by a Participant (a “Designation”) to receive any amount, securities or property payable under the Plan in the event of a Participant’s death or, failing any such effective designation, the Participant’s estate, provided that a “Beneficiary” in respect of Deferred Share Units granted to a Participant under the Plan shall be limited to an individual who is a dependent or relation of the Participant or the legal representative of the Participant.  A Designation must be by written instrument filed with the Corporation, in a form acceptable to the Corporation.  A new valid Designation will cancel any previous Designations.

“Blackout Expiry Date” has the meaning ascribed thereto in Section 6(a)(iv) of the Plan.

“Blackout Restriction Period” means the period during which no Options are permitted to be exercised and no Restricted Share Units, Performance Share Units and a Deferred Share Units are permitted to be redeemed due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by Service Providers in the Corporation’s securities.

“Board” means the board of directors of the Corporation as constituted from time to time and, for the purposes of matters relating to the administration of the Plan, shall be deemed to include any committee of the Board to which such administration has been delegated by the Board.

“Cash Equivalent” means in the case of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, the amount of money equal to the Fair Market Value multiplied by the number of Vested Restricted Share Units, Vested Performance Share Units or Vested Deferred Share Units, as applicable, on the Restricted Share Unit Redemption Date, the Performance Share Unit Redemption Date or the Deferred Share Unit Redemption Date, as applicable; and

“Change of Control” means:

(a)	the acceptance by the Shareholders, representing in the aggregate more than fifty percent (50%) of all issued and outstanding Shares, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Shares;

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

(b)	the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a Person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of Shares or rights to acquire Shares, together with such Person’s then owned Shares and rights to acquire Shares, if any, representing more than fifty percent (50%) in aggregate of all issued and outstanding Shares (except where such acquisition is part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);
(c)	the passing of a resolution by the Corporation or the Shareholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Corporation in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide reorganization of the Corporation in circumstances where the affairs of the Corporation are continued, directly or indirectly, and where the shareholdings remain substantially the same following the reorganization as existed prior to the reorganization);
(d)	the sale by the Corporation of all or substantially all of its assets (other than to an affiliate of the Corporation in circumstances where the affairs of the Corporation is continued, directly or indirectly, and where the shareholdings of the Corporation remain substantially the same following the sale as existed prior to the sale);
(e)	Persons who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the Shareholders involving a contest for, or an item of business relating to, the election of directors of the Corporation, do not constitute at least a majority of the directors of the Corporation following such election; or
(f)	any other event which in the opinion of the Board reasonably constitutes a change of control of the Corporation.

“Corporation” means Skeena Resources Limited, and includes any corporate successor thereto.

“Deferred Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant’s Deferred Share Unit Account, representing the right to receive one fully paid Share on the date of redemption.  The unit may be credited pursuant to Section 6(d) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan that is attributable to a unit previously credited to a Participant’s Deferred Share Unit Account, in the manner, and subject to the terms contained herein.

“Deferred Share Unit Account” has the meaning set out in Section 6(d)(ii) of the Plan.

“Deferred Share Unit Redemption Date” has the meaning set out in Section 6(d)(iv) of the Plan.

“Dividend-Equivalent Right” means a dividend-equivalent right granted pursuant to Section 6(e) of the Plan.

“Dividend Payment Date” has the meaning set out in Section 6(e)(i) of the Plan.

“Dividend Record Date” has the meaning set out in Section 6(e)(i) of the Plan.

“Employer” means: (1) with respect to a Participant that is an employee or officer, the entity that employs the Participant or that employed the Participant immediately prior to the termination of his employment; (2) with respect to a Participant who is a director, the entity on whose board the Participant serves or served at the time an Award was granted to the Participant; and (3) with respect to a Participant who is not an employee, officer or director, the entity to whom the Participant provides or provided services as an independent contractor; which entity may be in any case, the Corporation or any of its Affiliates.

“Exercise Period” has the meaning set out in Section 6(a)(iii) of the Plan.

“Exercise Price” has the meaning set out in Section 6(a)(ii) of the Plan.

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

“Expiry Date” has the meaning set out in Section 6(a)(iii) of the Plan.

“Fair Market Value” means: (1) with respect to any property other than the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the fair market value of that property determined by those methods or procedures as may be established from time to time by the Corporation, acting reasonably; and (2) with respect to any Shares, Restricted Share Units, Performance Share Units or Deferred Share Units, the volume weighted average trading price for such Shares or the number of Shares underlying such Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, on the Principal Market for the five days preceding the date of reference on which the Shares traded.  If the Shares did not trade, then the Fair Market Value with respect to the Shares, Restricted Share Units, Performance Share Units or Deferred Share Units will be determined by the Board, acting reasonably, using any other appropriate method selected by the Board; and (3) with respect to any Options, including Performance Options, surrendered upon a Change of Control in accordance with Section 4(d), the Fair Market Value of the Shares less the Exercise Price of the Options.

“insider” has the same meaning as found in the Toronto Stock Exchange Company Manual, and also includes associates and affiliates of the insider; and “issuances to insiders” includes direct and indirect issuances to insiders.

“Net Settlement” has the meaning set out in Section 6(a)(iv) of the Plan.

“Option” means an option to acquire a Share granted pursuant to Section 6(a) of the Plan.

“Participant” means any individual Service Provider granted an Award under the Plan or whose Award is stated to be governed by the Plan.

“Participant Compensation” has the meaning set out in Section 6(d)(v) of the Plan.

“Performance Criteria” means, in respect of a Performance Option or Performance Share Unit, as applicable, that performance criteria determined by the Board as set forth in an Award Agreement provided that such performance criteria shall relate to the performance of the Corporation and/or any of its Affiliates or the performance of the Corporation and/or any of its Affiliates and the Participant to whom the Performance Option or Performance Share Unit is granted.

“Performance Option” means any Option that is granted to a Participant and is designated as a Performance Option pursuant to Section 6(a)(vi).

“Performance Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant, representing the right to receive one fully paid Share on the date of redemption.  The unit may be credited pursuant to Section 6(c) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan that is attributable to a unit previously credited to a Participant’s Performance Share Unit Account, in the manner and subject to the terms contained herein.

“Performance Share Unit Account” has the meaning set out in Section 6(c)(ii) of the Plan.

“Performance Share Unit Redemption Date” has the meaning set out in Section 6(c)(v) of the Plan.

“PSU Service Year” has the meaning set out in Section 6(c)(iii) of the Plan.

“Person” means any individual or entity, including a corporation, partnership, association, joint-share corporation, trust, unincorporated organization, or government or political subdivision of a government.

“Plan” means this Skeena Resources Limited 2023 Omnibus Equity Incentive Plan, as may be amended from time to time.

“Principal Market” means the principal stock exchange, quotation system or other market on which the Shares are listed upon which has occurred the greatest trading volume of the Shares for the six months (or, to the extent the Shares have not been listed on a specific exchange for at least six months, the next longest period since the Shares were initially listed there) prior to the date of reference provided, however, that to the extent deemed necessary or appropriate, the Principal Market shall be as determined by the Board in accordance with applicable law, rules and regulations.

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

“Redemption Date” means, in respect of a Deferred Share Unit, the Deferred Share Unit Redemption Date, in respect of a Performance Share Unit, the Performance Share Unit Redemption Date and in respect of a Restricted Share Unit, the Restricted Share Unit Redemption Date.

“Restricted Share Unit” means a unit credited by means of a bookkeeping entry on the books of the Corporation to a Participant, representing the right to receive one fully paid Share on the date of redemption.  The unit may be credited pursuant to Section 6(b) of the Plan or as a Dividend-Equivalent Right pursuant to Section 6(e) of the Plan that is attributable to a unit previously credited to a Participant’s Restricted Share Unit Account, in the manner and subject to the terms contained herein.

“Restricted Share Unit Account” has the meaning set out in Section 6(b)(ii) of the Plan.

“Restricted Share Unit Redemption Date” has the meaning set out in Section 6(b)(v) of the Plan.

“RSU Service Year” has the meaning set out in Section 6(b)(iii) of the Plan.

“Service Providers” means the directors, officers, employees and consultants (as defined in National Instrument 45 – 106 Section 2.22), (directly or indirectly through a corporation in the case of consultants) of the Corporation and/or any Affiliate.

“Shareholders” means the holders of the Shares from time to time.

“Shares” means any or all, as applicable, of the common shares in the capital of the Corporation and any other shares of the Corporation as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to Section 4(c) of the Plan, and any other shares of the Corporation or any Affiliate or any successor that may be so designated by the Board.

“Share Units” means Deferred Share Units, Performance Share Units and/or Restricted Share Units, including any Dividend-Equivalent Rights granted with respect to a Deferred Share Unit, Performance Share Unit and/or Restricted Share Unit.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

“Termination Date” means, in respect of a Participant, the date the Participant ceases to be actively employed by or ceases to provide services as an independent contractor to, the Corporation or any Affiliate for any reason. For greater certainty, the termination of active employment shall be being either (i) the date on which the Participant’s employment with the Corporation or any Affiliate ceases for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, retirement, death, frustration of contract, termination for cause, termination without cause, disability or constructive dismissal), without regard to any pay in lieu of notice (whether paid by lump sum or salary continuance), benefits continuation, or other termination or severance payments to which the Participant may then receive or be entitled to receive, whether pursuant to contract, the common or civil law or otherwise, or (ii) on such later date, if applicable, as may be required to satisfy the minimum requirements of any applicable employment or labour standard legislation.

“Triggering Event” has the meaning set out in Section 6(d)(iii) of the Plan.

“Vested Award” means an Award which has become vested in accordance with the provisions of the Plan and applicable Award Agreement or in respect of which the vesting date has been accelerated pursuant to Sections 4(e), 7, or 9(a) of the Plan.

“Vested Deferred Share Unit” means a Deferred Share Unit which has vested.

“Vested Option” means an Option which has vested.

“Vested Performance Share Unit” means a Performance Share Unit which has vested.

“Vested Restricted Share Unit” means a Restricted Share Unit which has vested.

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

3.	Administration
(a)	The Plan will be administered by the Board, or an independent committee of the Board which shall, from time to time, at its sole and absolute discretion: (i) interpret and administer the Plan and Award Agreements; (ii) establish, amend and rescind any rules and regulations relating to the Plan and Award Agreements; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan and Award Agreements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan and any Award Agreement in the manner and to the extent the Board deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Board with respect to the administration and interpretation of the Plan and any Award Agreement shall be final, conclusive and binding on all parties concerned.
(b)	Notwithstanding any other provision of the Plan, Awards granted to Participants resident for tax purposes in the United States will also be governed by the terms and conditions set forth in Schedule “A” hereto.
(c)	Subject to the terms of the Plan and applicable law, the Board may delegate to one or more officers or managers of the Corporation or any Affiliate, or to a committee of such officers or managers, the authority, subject to such terms and limitations as the Board will determine to grant, cancel, modify, waive rights with respect to, alter, discontinue, suspend, or terminate Awards.
4.	Shares Available for Awards
(a)	Shares Available.
(i)	Maximum Number of Shares Available. The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan, together with Shares issuable pursuant to all other security-based compensation arrangements of the Corporation shall not exceed 7.5% of the issued and outstanding Shares (calculated on non-diluted basis) from time to time (the “Reserve”).
(ii)	Maximum Number of Shares Available for Awards of Share Units. Notwithstanding the generality of Section 4(a)(i), the maximum number of Shares available for issuance pursuant to the redemption of Share Units granted under the Plan shall not exceed 5% of the issued and outstanding Shares (calculated on non-diluted basis) from time to time (the “Share Unit Reserve”).
(b)	Maximum Shares Available for Specific Individuals and Groups.
(i)	The maximum number of Shares available for issuance pursuant to the exercise or redemption, as applicable, of Awards granted under the Plan and awards granted under all of the Corporation’s other security based compensation arrangements in any calendar year to any one Participant shall not exceed, in aggregate, 2.5% of the total issued and outstanding Shares (calculated on non-diluted basis), subject to the adjustments provided in Section 4(c).
(ii)	The maximum number of Shares of the Corporation issuable to insiders at any time under the Plan and under all of the Corporation’s other security-based compensation arrangements, shall not exceed 7.5% of the Corporation’s total issued and outstanding Shares, subject to the adjustments provided in Section 4(c).
(iii)	The maximum number of Shares of the Corporation issued to insiders within any one year period under the Plan and all of the Corporation’s other security based compensation arrangements, shall not exceed 10% of the Corporation’s total issued and outstanding Shares, subject to the adjustments provided in Section 4(c).
(iv)	The aggregate number of Shares issuable to directors of the Corporation who are not officers or employees of the Corporation under the Plan and all of the Corporation’s other security based compensation arrangements shall be limited to 1.2% of the issued and outstanding Shares (calculated on non-diluted basis) provided that the value of all Awards and all other security based compensation arrangements of the Corporation issuable to any one director who is not an officer or employee of the Corporation within any one

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

year period shall not exceed a grant value of $100,000 of Options and $150,000 in total equity. Directors of the Corporation who are not officers or employees of the Corporation shall not be eligible to be granted Restricted Share Units or Performance Share Units pursuant to the Plan.
(v)	Notwithstanding Section 4(b)(iv) above, but subject to the other limitations set out in this section, upon joining the board, an initial one-time award of Shares or Deferred Share Units to a new director of the Corporation who is not an officer or employee of the Corporation, up to a maximum value of $100,000, shall be permissible and shall not be subject to the limitations set out in Section 4(b)(iv) along with any awards made in lieu of cash fees as long as awards are made at an equivalent value to the cash fees for which the award is being exchanged. Disclosure and rationale related to the initial one-time award shall be clearly provided in the Corporation’s public disclosure documents for the year during which the award occurred.
(c)	Adjustments. In the event that the Board determines that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, share split, share dividend, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transactions or events that affect the Shares (which effect is not adequately dealt with under Section 6(e)) such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or any Awards granted under the Plan, then the Board will, in any manner as it may deem equitable, subject to, if applicable, approval of any applicable stock exchange, adjust any or all of: (1) the number and kind of Shares or other securities which thereafter may be made the subject of Awards; (2) the number and kind of Shares or other securities subject to outstanding Awards; and (3) the Fair Market Value or the grant or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; provided, however, that no adjustment shall require the Corporation to issue fractional Shares or consideration in lieu thereof and any fractional interest in a Share that would, except this Section 4(c), be deliverable upon the exercise of any Award shall be cancelled and not deliverable by the Corporation. Notwithstanding the foregoing, any adjustments made pursuant to this Section 4(c) shall be such that the “in-the-money” value of any Option granted hereunder shall not be increased.
(d)	Change of Control. If a Change of Control occurs, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation or an Affiliate and a Participant and except as otherwise set out in this Section 4(d), the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards may be surrendered for a cash payment made by the successor corporation or entity equal to the Fair Market Value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any Option with a substitute Option shall, at all times, comply with the provisions of subsection 7(1.4) of the Tax Act and Deferred Share Unit intended to comply with Regulation 6801(d) of the Tax Act will continue to so comply.
(e)	Acceleration on Change of Control. If within 12 months following a Change of Control, and unless otherwise provided in an Award Agreement or a written employment contract between the Corporation or an Affiliate and a Participant, a Participant’s service, consulting relationship, or employment with the Corporation, an Affiliate or a continuing entity is terminated without cause, or the Participant resigns from his or her employment as a result of any of (i) a substantial diminution in the Participant’s authorities, duties, responsibilities, status (including officers, titles, and reporting requirements) from those in effect immediately prior to the Change of Control; (ii) being required to be based at a location in excess of one hundred (100) kilometers from the location of the Participant’s principal job location or office immediately prior to a Change of Control; or (iii) a reduction in the Participant’s base salary, or a substantial reduction in the Participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change of Control, then all Awards then held by such Participant (and, if applicable, the time during which such Awards may be exercised) will immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria, then the number of Options, Deferred Share Units, Restricted Share Units or Performance Share Units that shall immediately vest will be determined by applying the pro rata Performance Criteria achieved by the Termination Date to such Options or Share Units, as applicable.
5.	Eligibility

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

Any Service Provider shall be eligible to be designated a Participant, provided that only non-employee members of the Board shall be eligible to be granted Deferred Share Units.

6.	Awards
(a)	Options. The Board may grant to a Participant an option to purchase a Share (each, an “Option”) which will contain the following terms and conditions and any additional terms and conditions, not inconsistent with the provisions of the Plan, as the Board determines at the time of the grant or pursuant to an amendment permitted under the Plan or applicable Award Agreement:
(i)	Award Agreement. Each Option shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.
(ii)	Exercise Price. The purchase price per Share purchasable under an Option (the “Exercise Price”) will be determined by the Board and set out in the Award Agreement; provided, that the Exercise Price shall not be less than the trading price for such Shares at the time of the most recent close on the Toronto Stock Exchange at the time of grant of that Option.
(iii)	Time and Method of Exercise. Subject to the terms of Section 7 of the Plan, the Board will determine the vesting conditions, the time or times at which an Option may be exercised (the “Exercise Period”) in whole or in part, the date of expiry of the Exercise Period (the “Expiry Date”) and the method or methods by which, and the form or forms in which payment of the Exercise Price with respect thereto may be made. However, the Expiry Date of any Option that is granted will not be more than 5 years after the Date the Option is granted.
(iv)	Net Settlement. A Participant may provide a written notice to the Corporation pursuant to which the Participant agrees to transfer and dispose of a specified number of Options to the Corporation in exchange for a number Shares having a Fair Market Value equal to the intrinsic value of such Options disposed of and transferred to the Corporation (“Net Settlement”). The decision of whether or not to permit Net Settlement for any Option, including whether to permit Net Settlement sufficient further to satisfy any Applicable Withholding Taxes, is in the sole discretion of the Corporation and will be made on a case by case basis. Upon the Net Settlement of Options, the Corporation shall deliver to the Participant, that number of fully paid and non-assessable Shares (“X”) equal to the number of Options disposed of to the Corporation (“Y”) multiplied by the quotient obtained by dividing the result of the Fair Market Value of one Share (“B”) less the Exercise Price per Share and, where applicable, the amount required to be withheld (together, “A”) by the Fair Market Value of one Share (“B”). Expressed as a formula, such number of Shares shall be computed as follows:

X = (Y) x	(B - A)
(B)

No fractional Shares shall be issuable upon the Net Settlement, such Shares to be rounded down to the nearest whole number.

For the avoidance of doubt, the Board may allow a similar process to be followed for Share Units, by allowing the amount to be withheld for income taxes to be paid by the Company in cash, as further described in Section 6(b), Section 6(c), and Section 6(d).

(v)	Blackout Restriction Periods. If the Expiry Date for an Option occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Expiry Date for that Option shall be the date that is the 10th business day after the expiry date of the Blackout Restriction Period (the “Blackout Expiry Date”). This Section 6(a)(iv) applies to all Options outstanding under the Plan.

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

(vi)	Performance Options. The Board may, at the time an Option is granted to a Participant under the Plan, designate such Option as a Performance Option and in the event that Options are designated as Performance Options, such Performance Options shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement.
(b)	Restricted Share Units. The Board may grant to a Participant Restricted Share Units each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Restricted Share Units as it may deem appropriate.
(i)	Award Agreement. Each Restricted Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.
(ii)	Restricted Share Unit Account. An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date.
(iii)	RSU Service Year. At the time of grant of a Restricted Share Unit, the Board shall specify the year of service of the Participant in respect of which the Restricted Share Unit is granted (the “RSU Service Year”).
(iv)	RSU Vesting Period. No vesting condition for a Restricted Share Unit shall extend beyond December 1 of the third calendar year following the RSU Service Year in respect of which the Restricted Share Units were granted and all vesting conditions for a Restricted Share Unit shall be such that the Restricted Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.
(v)	Redemption of Restricted Share Units. Subject to the terms of Section 7 and Section 9(m) of the Plan, after any Restricted Share Units become Vested Restricted Share Units, on the date that is no later than three years following the end of the relevant RSU Service Year, or such other date determined by the Board, in its sole discretion (the “Restricted Share Unit Redemption Date”), such Vested Restricted Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury. Subject to the foregoing and Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Corporation to the Participant or the Participant’s Beneficiary, as applicable, for each of such Vested Restricted Share Units.
(vi)	Blackout Restriction Periods. If the Restricted Share Unit Redemption Date for a Restricted Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Restricted Share Unit Redemption Date for that Restricted Share Unit shall be the earlier of the date that is the 10th business day after the expiry date of the Blackout Restriction Period, and December 31 of the third year following the relevant RSU Service Year. This Section 6(b)(vi) applies to all Restricted Share Units outstanding under the Plan.
(c)	Performance Share Units. The Board may grant to a Participant Performance Share Units each of which will consist of the right to receive, at the sole discretion of the Board, one Share or the Cash Equivalent as at the date of redemption, subject to the terms of any applicable Award Agreement, and which are subject to such restrictions as the Board may impose, which restrictions may lapse separately or in combination at any time or times, in such installments or otherwise, as the Board may deem appropriate. The Board may impose any conditions or restrictions on the vesting or redemption of Performance Share Units as it may deem appropriate.

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

(i)	Award Agreement. Each Performance Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.
(ii)	Performance Share Unit Account. An Account, to be known as a “Performance Share Unit Account”, shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Performance Share Units granted to a Participant on that date.
(iii)	PSU Service Year. At the time of grant of a Performance Share Unit, the Board shall specify the year of service of the Participant in respect of which the Performance Share Unit is granted (the “PSU Service Year”).
(iv)	PSU Vesting Period. No vesting condition for a Performance Share Unit shall extend beyond December 1 of the third calendar year following the PSU Service Year in respect of which the Performance Share Units were granted and all vesting conditions for a Performance Share Unit shall be such that the Performance Share Unit complies at all times with the exception in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Tax Act.
(v)	Redemption of Performance Share Units. Subject to the terms of Section 7 of the Plan, after any Performance Share Units become Vested Performance Share Units, on the date which is no less than three years following the end of the relevant PSU Service Year, or such other date determined by the Board, in its sole discretion (the “Performance Share Unit Redemption Date”), such Vested Performance Share Units shall be redeemed, at the sole discretion of the Board, for the Cash Equivalent, Shares issued from treasury or a combination of the Cash Equivalent and Shares from treasury. Subject to the foregoing and Section 9(l), in the case of Shares issued from treasury, one Share shall be issued from the treasury of the Corporation to the Participant or the Participant’s Beneficiary, as applicable, for each of such Vested Performance Share Units.
(vi)	Blackout Restriction Periods. If the Performance Share Unit Redemption Date for a Performance Share Unit occurs during a Blackout Restriction Period applicable to the relevant Participant, or within 10 business days after the expiry of a Blackout Restriction Period applicable to the relevant Participant, then the Performance Share Unit Redemption Date for that Performance Share Unit shall be the earlier of the date that is the 10th business day after the expiry date of the Blackout Restriction Period and December 31 of the third year following the relevant PSU Service Year. This Section 6(c)(vi) applies to all Performance Share Units outstanding under the Plan.
(vii)	Performance Criteria. The Performance Share Units shall vest based in whole or in part on the Performance Criteria set forth in the applicable Award Agreement. Notwithstanding any other provision of the Plan, but subject to the limits described in Section 3 and 4 hereof and any other applicable requirements of the Principal Market or other regulatory authority, the Board reserves the right to make, in the applicable Award Agreement or otherwise, any additional adjustments to the number of Shares to be issued pursuant to any Performance Share Units if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.
(d)	Deferred Share Units. The Board may grant to non-employee members of the Board Deferred Share Units, which may have all of the rights and restrictions that may be applicable to Restricted Share Units or Performance Share Units, except that the Deferred Share Units may not be redeemed until the Participant has ceased to hold all offices, employment and directorships with the Corporation and all affiliates (within the meaning of that term in Income Tax Folio S2-F1-C2, Retiring Allowances, or any successor publication thereto) of the Corporation and must be redeemed no later than December 31 of the year commencing immediately after the occurrence of the Triggering Event.
(i)	Award Agreement. Each Deferred Share Unit shall be evidenced by an Award Agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions not inconsistent with the Plan as the Corporation, in its sole discretion, may deem appropriate.

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(ii)	Deferred Share Unit Account. An Account, to be known as a “Deferred Share Unit Account” shall be maintained by the Corporation for each Participant. On the date of grant, the Account will be credited with the Deferred Share Units granted to a Participant on that date and all such Deferred Share Units shall immediately be Vested Deferred Share Units.
(iii)	No Payment until Cessation of Employment. Notwithstanding any other provision of the Plan, no payment shall be made in respect of a Deferred Share Unit until after the earliest time of: (i) the Participant’s death; or (ii) the time as of which the Participant has ceased to be any and all of an employee, officer or director (as applicable) of the Corporation or any affiliate (within the meaning of that term in Income Tax Folio S2-F1-C2, Retiring Allowances, or any successor publication thereto) of the Corporation (such time is referred to as the “Triggering Event”).
(iv)	Redemption of Deferred Share Units. After the occurrence of a Triggering Event in respect of a Participant, on December 1st of the calendar year commencing immediately after the date of the Triggering Event, or such other date (or, one or more dates, for those Participants who are Canadian resident and are not subject to US income tax) determined by the Board, in its sole discretion (the “Deferred Share Unit Redemption Date”), the Vested Deferred Share Units credited to the Participant’s Deferred Share Unit Account shall be redeemed, at the sole discretion of the Board, in cash, Shares issued from treasury or a combination of both cash and Shares from treasury subject to Section 9(m). In the case of Shares issued from treasury, one Share shall be issued from the treasury of the Corporation to the Participant or the Participant’s Beneficiary, as applicable, for each of such Vested Deferred Share Unit. All payments in respect of a Deferred Share Unit shall be made no later than December 31st of the year commencing immediately after the occurrence of the Triggering Event.
(v)	Conversion of Compensation into Deferred Share Units. Subject to such rules, regulations and conditions as the Board, in its sole discretion, may impose, a Participant who is eligible to be granted Deferred Share Units may elect, irrevocably, no later than December 15th of the calendar year preceding the year in which the election is to be effective, to have all or a portion of his ordinary cash compensation (the “Participant Compensation”) to be paid by the Corporation to such Participant for services to be performed in the calendar year following the date of the election, satisfied by way of Deferred Share Units credited to his Deferred Share Unit Account (with the remainder to be received in cash), by completing and delivering to the Corporation an initial written election, in such form as may be approved by the Board. Such election shall set out the percentage of such Participant’s compensation that the Participant wishes to be satisfied in the form of Deferred Share Units (with the remaining percentage to be paid in cash), within the limitations of this Section 6(d)(v)), for the calendar year for which the election is made and for subsequent years unless the Participant amends his election pursuant to this Section 6(d)(v). All Deferred Share Units granted pursuant to an election under this Section 6(d)(v) shall be immediately Vested Deferred Share Units and, for greater certainty, Section 6(d)(i), Section 6(d)(ii), Section 6(d)(iii) and Section 6(d)(iv) shall apply to all such Deferred Share Units.
(A)	A Participant may initiate or change the percentage of his Participant Compensation to be satisfied in the form of Deferred Share Units for any subsequent calendar year by completing and delivering to the Corporation a new written election no later than December 15 of the calendar year immediately preceding the calendar year to which the Participant Compensation relates.
(B)	Notwithstanding anything in this Section 6(d)(v), an election can only be made during the time periods prescribed by the Board or otherwise in accordance with Corporation policy; provided that no election will be permitted to be made or altered after December 31st of the calendar year immediately preceding the year in which the election is to be effective.
(C)	Any election made by a Participant under this Section 6(d)(v) shall designate the percentage, if any, of the Participant Compensation that is to be satisfied in the form of Deferred Share Units, all such designations to be in increments of five percent (5%).

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(D)	A Participant’s election received by the Corporation under this Section 6(d)(v) shall be irrevocable and shall continue to apply with respect to his Participant Compensation for any subsequent calendar year unless the Participant amends his election under this Section 6(d)(v) by filling a new election that complies with Section 6(d)(v)(A), Section 6(d)(v)(B), and Section 6(d)(v)(C).
(E)	Where there is no election that complies with this Section 6(d)(v) in effect for a Participant for a particular calendar year, such Participant shall be deemed to have elected to receive his Participant Compensation for the applicable calendar year in cash.
(e)	Dividend-Equivalent Rights. The Board may grant to eligible Participants the rights described below as Dividend-Equivalent Rights.
(i)	Unless otherwise determined by the Board in its sole discretion or as may otherwise be set out in the applicable Award Agreement, on the payment date for cash dividends paid on Shares (the “Dividend Payment Date”), each Participant’s Restricted Share Unit Account, Performance Share Unit Account and/or Deferred Share Unit Account, as applicable, shall be credited with additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in respect of Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, credited to and outstanding in the Participant’s Account(s) as of the record date for payment of such dividends (the “Dividend Record Date”). The number of such additional Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, to be credited to the Participant’s Account(s) will be calculated (to two decimal places) by dividing the total amount of the dividends that would have been paid to such Participant if the Restricted Share Units, Performance Share Units or Deferred Share Units, as applicable, in the Participant’s Account (including fractions thereof), as of the Dividend Record Date, were Shares, by the Fair Market Value of a Share on the Dividend Payment Date. The terms and conditions of any such additional Restricted Share Units, Performance Share Units or Deferred Share Units shall be identical to the underlying Restricted Share Units, Performance Share Units or Deferred Share Units held by such Participant.
(ii)	Notwithstanding anything else in this Section 6(e), no additional Restricted Share Units, or Performance Share Units will be credited or granted pursuant to this Section 6(e) where the Dividend Record Date relating to dividends falls after the Participant ceases to be a Service Provider. Deferred Share Unit Accounts will continue to attract additional Deferred Share Units pursuant to this Section 6(e) after the Participant ceases to be a Service Provider where the Dividend Record Date falls prior to the date the Deferred Share Units are redeemed.
7.	Cessation of Employment and Forfeitures

Except as otherwise provided in the applicable Award Agreement or a written employment contract between the Corporation and a Participant, and subject to any express resolution passed by the Board or exercise of discretion by the Board, and further subject to the conditions that no Option may be exercised in whole or in part after the expiration of the period specified in the applicable Award Agreement and that no redemption can be made in respect of a Restricted Share Unit, Performance Share Unit or Deferred Share Unit other than during the time periods specified in Sections 6(b),6(c) and 6(d) of the Plan, as applicable:

(a)	if, prior to the expiry of any Options, a Participant ceases to be a Service Provider:
(i)	by reason of death or long-term disability (as reasonably determined by the Corporation) of such Participant, then:
(A)	all outstanding unvested Options granted to such Participant shall immediately and automatically terminate other than those Options which would have vested within the one-year period following the date of such termination if such termination had not occurred, which Options shall for this purpose be deemed to be vested upon such termination; and

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(B)	only such Participant or the person or persons to whom such Participant’s rights under the Options pass by such Participant’s will or applicable law shall have the right to exercise part or all of such Participant’s outstanding and vested Options (including, for greater certainty, any Options which are deemed to vest in accordance with this Section 7(a)(i)(A) at any time up to and including (but not after) the earlier of: (i) the date which is one (1) year following the date of death or long term disability (as reasonably determined by the Corporation) of such Participant; or (ii) the Expiry Date(s) of such Options; or
(ii)	for any reason, other than as provided in this Section 7(a)(i), then:
(A)	all outstanding unvested Options granted to such Participant shall, unless otherwise provided, immediately and automatically terminate; and
(B)	such Participant shall have the right to exercise part or all of his or her outstanding vested Options at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date(s) of the vested Options; and
(b)	if, prior to the Redemption Date of any Performance Share Units or any Restricted Share Units, a Participant ceases to be a Service Provider:
(i)	for any reason whatsoever including, without limitation, termination of his employment by his employer for cause or voluntary resignation, but excluding the circumstances described in Sections 7(b)(ii) and 7(b)(iii), all Performance Share Units and all Restricted Share Units of such Participant shall be immediately forfeited upon such event, all rights of the Participant under the Plan shall terminate and no cash shall be payable at any time in lieu of such forfeited Performance Share Units and Restricted Share Units;
(ii)	by reason of death, long term disability, retirement from active employment (as reasonably determined by the Corporation) or for any other reason as may be specifically approved by the Board, other than for the reasons set forth in Sections 7(b)(i) and 7(b)(iii), the Plan in all respects shall continue with respect to such Participant’s Performance Share Units and Restricted Share Units and the Participant, or the person or persons to whom the Performance Share Units and Restricted Share Units pass by the Participant’s will or applicable law shall be entitled to redeem and receive payment for such Performance Share Units and Restricted Share Units that such Participant is entitled to on each applicable Redemption Date in accordance with the terms of the Plan; or
(iii)	by reason of termination of his employment without cause then the Participant shall be entitled to redeem and receive payment for each Performance Share Unit and each Restricted Share Unit that such Participant would be entitled to on each applicable Redemption Date in accordance with the terms of the Plan; provided, however, that in the event that any Restricted Share Units or Performance Share Units are subject to performance criteria, the Board shall consider the extent of satisfaction of such performance criteria in determining the number of Restricted Share Units or Performance Share Units that shall vest, and further provided that:
(A)	in respect of each such Performance Share Unit, the Performance Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Corporation, upon termination of his employment and, if the Performance Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Performance Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate unless otherwise determined by the Board in its sole discretion; and
(B)	in respect of each such Restricted Share Unit, the Restricted Share Unit Redemption Date falls within the notice period provided to such Participant, as set forth by the Corporation, upon

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termination of his employment and, if the Restricted Share Unit Redemption Date falls after completion of the notice period provided in connection with such termination of employment, then such Restricted Share Unit of such Participant shall be immediately forfeited upon such event and all rights of the Participant under the Plan relating thereto shall terminate unless otherwise determined by the Board in its sole discretion;
(c)	subject to the other paragraphs in this Section 7, if the employment or other service provider relationship of the Participant with the Corporation or an Affiliate is terminated for any reason prior to the expiry of an Option or prior to the Redemption Date of any Performance Share Unit or Restricted Share Unit, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant’s rights shall be strictly limited to those provided for in this Section 7, or as otherwise provided in the applicable Award Agreement or written employment contract between the Participant and the Corporation, and, without limiting the generality of the foregoing, in the event that an Option is not vested and exercised prior to the applicable deadline in Section 7(a) or a Performance Share Unit or Restricted Share Unit is not vested and redeemed prior to the applicable deadline in Section 7(b), such Award shall be forfeited and all rights of the Participant under the Plan to such Award shall terminate immediately after the deadline has passed and no cash shall be payable at any time in lieu of such forfeited Award. Unless otherwise specifically provided in writing, the Participant shall have no claim to or in respect of any Award which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation in respect of any Award or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant’s rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan) in the event of any alleged wrongful termination or dismissal;
(d)	the transfer of a Service Provider from the Corporation to a subsidiary, from a subsidiary to the Corporation or from one subsidiary to another subsidiary, shall not be considered a cessation of employment or services, nor shall it be considered a cessation of employment if an Employee is placed on such other leave of absence or transition arrangement which is considered by the Corporation as continuing intact the employment relationship for the same period. In the case of a leave of absence or transition arrangement, the employment relationship shall be continued until the date when an Employee’s right to employment with the Corporation or a subsidiary is terminated by operation of law or by contract, except that in the event the Employee chooses not to renew active employment at the end of any leave of absence or transition arrangement, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence or transition arrangement.
8.	Amendments and Adjustments

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan:

(a)	Amendments to the Plan. Subject to the requirements of applicable law, rules and regulations, the Board may amend, alter, suspend, discontinue, or terminate the Plan without the consent of any Shareholder, Participant, other holder or Beneficiary of an Award, or other Person; provided, however, that, subject to the Corporation’s rights to adjust Awards under Sections 8(c) and 8(d), any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be, such consent not to be unreasonably withheld; and provided further, however, that notwithstanding any other provision of the Plan or any Award Agreement, without the approval of the Shareholders, no amendment, alteration, suspension, discontinuation, or termination will be made that would:
(i)	increase the total number of Shares available for Awards under the Plan, except as provided in Section 4;
(ii)	reduce the exercise price or extend the term of any Award;
(iii)	have the effect of cancelling any Awards and concurrently reissuing such Awards on different terms;

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(iv)	remove or exceed the individual participation limits in Section 4(b)(i);
(v)	remove or exceed the insider participation limits in Sections 4(b)(ii) and 4(b)(iii);
(vi)	modify or amend the limits in Section 4(b)(iv);
(vii)	increase limits imposed on the participation of directors that are not officers or employees of the Corporation;
(viii)	have the effect of amending this Section 8(a);
(ix)	modify or amend the provisions of the Plan in any manner which would permit Awards, including those previously granted, to be transferable or assignable in a manner otherwise than as provided for by Section 9(g); or
(x)	change the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation.

Without limitation to the generality of the foregoing, Shareholder approval will not be required for any of the following types of amendments:

(xi)	amendments of a “housekeeping” nature (including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is consistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of this Plan); or
(xii)	a change to the termination provisions of Options which does not entail an extension beyond the original Expiry Date.
(b)	Amendments to Awards. The Board may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award previously granted, prospectively or retroactively; provided, however, that, subject to the Corporation’s rights to adjust Awards under Sections 8(c) and 8(d), any amendment, alteration, suspension, discontinuation, cancellation or termination that would impair the rights of any Participant or holder or Beneficiary of any Award previously granted, will not to that extent be effective without the consent of the Participant or holder or Beneficiary of an Award, as the case may be.
(c)	Adjustment of Awards upon Certain Acquisitions. In the event the Corporation or any Affiliate assumes outstanding employee awards or the right or obligation to make future awards in connection with the acquisition of another business or another corporation or business entity, the Board may, subject to, if applicable, approval of the Principal Market, make any adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it deems appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed awards and the Awards granted under the Plan as so adjusted.
(d)	Adjustments of Awards upon the Occurrence of Certain Unusual or Nonrecurring Events. Subject to, if applicable, approval of the Principal Market, the Board is hereby authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or non-recurring events (including, without limitation, the events described in Sections 4(c) and 4(d)) affecting the Corporation, any affiliate, or the financial statements of the Corporation or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Board determines that those adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.
9.	General Provisions
(a)	Acceleration. Subject to Section 4(e), the Board may, in its sole discretion, at any time permit the acceleration of vesting of any or all Awards.

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(b)	No Cash Consideration for Awards. Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.
(c)	Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.
(d)	Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or an Affiliate upon the grant, exercise, surrender, redemption, payment or settlement of an Award may be made in such form or forms as the Board will determine, including, without limitation, cash, Shares, other securities, other Awards, or other property, or any combination thereof and may be made in a single payment or transfer in accordance with rules and procedures established by the Board.

The Board may establish procedures (including broker dealer assisted cashless exercise) for payment of Applicable Withholding Taxes.

For greater certainty: (i) Awards that are specified in the applicable Award Agreement to be settled solely in cash shall not be an Award for the purposes of the calculations in Section 4(a); (ii) in the case of an Award Agreement that is amended by the Corporation (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in cash, the Award subject to such amendment shall cease to be an Award for the purposes of the calculations in Section 4(a) and the number of Shares that are issuable with respect of such Award shall again be available for grants of Awards pursuant to the Section 4(a); and (iii) in the case of an Award Agreement that is amended by the Corporation (and, if applicable, the Participant) in accordance with the Plan and the Award Agreement to provide for settlement of some or all of the applicable Award in Shares, the number of Shares available for issuance pursuant to Section 4(a) will be decreased by the number of Shares issuable in respect of such amended Award. Unless otherwise determined in the applicable Award Agreement, in the circumstances set out in (i) and (ii) above, all other terms of the Plan and the Award Agreement shall be interpreted to refer to the settlement of the applicable Award in cash in lieu of Shares (in the case of (ii) above, to the extent the Award has been amended to provide for cash settlement).

(e)	Clawback/Recoupment. In situations where: (i) the Award received by a Participant or former Participant was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation’s financial statements for any reason other than a change in accounting policy with retroactive effect; and (ii) the Participant or former Participant failed to comply with the Corporation’s internal policies or engaged in gross negligence, intentional misconduct, theft, embezzlement, illegality, fraud or other serious misconduct that in the Board’s opinion caused, or potentially caused, the need for the restatement; and (iii) the Award received would have been lower had the financial results been properly reported, then the Board may, to the extent permitted by applicable laws and to the extent it determines it is in the Corporation’s best interest to do so, require reimbursement of all or any portion, as may be determined by the Board after a review of all relevant facts and circumstances, of an Award(s) received, Shares issued upon exercise of an Option or payment made or Shares issued pursuant to a redemption of a Share Unit by a Participant or former Participant within 36 months prior to the date on which the Company (a) publicly files the restated financial statements, or if no restatement is filed, the date financial results are made available to the Board correcting the erroneous or inaccurate data contained therein; or (b) discovers the gross negligence, intentional misconduct, theft, embezzlement, illegality, fraud or other serious misconduct.
(f)	No Hedging. No Participant shall enter into any transaction that has the effect of offsetting the economic value of any direct or indirect interest of such Participant in any Awards issued pursuant to this Plan and/or any Shares of the Company owned by such Participant (including, without limitation, through the purchase of prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of Awards granted to such insiders hereunder or otherwise held directly or indirectly by such Participants).
(g)	Limits on Transfer of Awards.

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(i)	No Award, and no right under any such Award, may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant otherwise than by will, by the laws of descent or by the designation of a Beneficiary by a Participant and any such purported assignment, alienation, pledge, attachment, sale or other transfer or encumbrance will be void and unenforceable against the Corporation or any Affiliate.
(ii)	Each Award, and each right under any Award, will be exercisable during the Participant’s lifetime only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative.
(h)	Terms of Awards. Subject to the terms of the Plan, the term of each Award will be for such period as may be determined by the Board; provided, however, that the term of any Award of Options shall not exceed a period of five years from the date of its grant, and the term of any Award of Restricted Share Units or Performance Share Units shall not extend beyond December 1st of the third calendar year following the RSU Service Year or PSU Service Year, as applicable.
(i)	Share Certificates. All certificates for Shares delivered under the Plan pursuant to any Award or the grant, exercise, surrender, redemption, payment or settlement thereof will be subject to any cease trade or stop transfer orders and other restrictions as the Board may deem advisable under the Plan or the rules, regulations, and other requirements of Canadian securities regulators, the Securities and Exchange Commission, any stock exchange upon which such Shares are then listed, and any applicable federal, state, provincial or territorial securities laws, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
(j)	Delivery of Shares or Other Securities and Payment by Participant of Consideration. No Shares or other securities will be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement is received by the Corporation. Such payment may be made by such method or methods and in such form or forms as the Board will, subject to applicable laws and any applicable stock exchange requirements, determine, as specified in the Award Agreement, including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof; provided that the combined value, as determined by the Board, of all cash and cash equivalents and the Fair Market Value of any such Shares or other property so tendered to the Corporation, as of the date of such tender, is at least equal to the full amount required to be paid pursuant to the Plan or the applicable Award Agreement to the Corporation.
(k)	No Shareholder Rights. Under no circumstances shall Options, Restricted Share Units, Performance Share Units, Deferred Share Units, Dividend-Equivalent Rights or any other Award made under the Plan be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, entitlement to receive dividends or other distributions or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of any Award.
(l)	No Right to Awards. No Participant or other Person will have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient.
(m)	Taxes and other Withholdings.
(i)	Neither the Corporation nor any Affiliate is liable for any tax or other liabilities or consequences imposed on any Participant (or any Beneficiary) as a result of the granting or crediting, holding, exercise, surrender or redemption of any Awards under this Plan. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.
(ii)	The Corporation or any Affiliate is authorized to deduct or withhold from any Award granted, from any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant such amount as may be necessary so as to ensure the Corporation and any Affiliate

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will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions (the “Applicable Withholding Taxes”), and to take any other action as may be necessary in the opinion of the Corporation or Affiliate, acting reasonably, to satisfy all obligations for the payment of those Applicable Withholding Taxes, including, for greater certainty, requiring a Participant, as a condition to the exercise or redemption of an Award, to pay or reimburse the Corporation or Affiliate, as applicable, for any Applicable Withholding Taxes or to sell, or have the Corporation or an agent appointed by the Corporation sell on behalf of and as agent for the Participant, Shares, in such manner and on such terms as it deems appropriate, and shall apply The proceeds of such sale shall be delivered to the Corporation and applied to the payment of Applicable Withholding Taxes or other amounts, and neither the Corporation nor any Affiliate shall be liable for any inadequacy or deficiency in the proceeds received or any amounts that would have been received, had such Shares been sold in a different manner or on different terms.
(n)	No Limit on Other Compensation Arrangements. Nothing contained in the Plan will prevent the Corporation or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and those arrangements may be either generally applicable or applicable only in specific cases.
(o)	Collection of Personal Information. Each Participant shall provide the Corporation and the Board with all information they require in order to administer the Plan. The Corporation and the Board may from time to time transfer or provide access to such information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. By accepting an Award, each Participant acknowledges that information may be so provided and agrees to its provision on the terms set forth herein. Except as specifically contemplated in this Section 9(o), the Corporation and the Board shall not disclose the personal information of a Participant except: (i) in response to regulatory filings or other requirements for the information by a governmental authority with jurisdiction over the Corporation; (ii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction to compel production of the information; or (iii) as otherwise required by law. In addition, personal information of Participants may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Corporation or its Affiliates including through an asset or share sale, or some other form of business combination, merger or joint venture, provided that such party is bound by appropriate agreements or obligations.
(p)	No Right to Employment. The grant of an Award will not be construed as giving a Participant the right to be retained in the employ, as an officer or director of the Corporation or any Affiliate. Further, the Corporation or an Affiliate may at any time dismiss a Participant from employment, as an officer or director, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement.
(q)	No Right to Consultancy. The grant of an Award will not be construed as giving a Participant the right to be retained as an independent contractor of the Corporation or any Affiliate.
(r)	Neutral Gender. In this Plan, words importing the masculine gender include feminine and vice versa and words importing the singular include the plural and vice versa.
(s)	Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan will be determined in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia.
(t)	Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or Award under any law deemed applicable by the Board, that provision will be construed or deemed amended to conform to applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of the Plan or the Award, that provision will be stricken as to that jurisdiction, Person or Award and the remainder of the Plan and any such Award will remain in full force and effect.

APPENDIX “A”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

(u)	No Trust or Fund Created. The Plan shall be unfunded in all respects. Neither the Plan nor any Award will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, that right will be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate.
(v)	No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan or any Award. Any fractional interest in a Share that would, except for the provisions of this Section 9(v), be deliverable upon the exercise or redemption of any Award, shall be cancelled and not deliverable by the Corporation.
(w)	Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Those headings will not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision of the Plan.
10.	Effective Date of the Plan

The Plan is effective October 10, 2023 and amended effective May 8, 2026. If applicable, the Plan and amendments thereto shall be subject to ratification by the shareholders of the Corporation to be effected by a resolution passed at a meeting of the shareholders of the Corporation, and to acceptance by the TSX and any other relevant regulatory authority. Any Awards granted prior to any required ratification and acceptance shall be conditional upon such ratification and acceptance being given and no such Awards may be exercised unless and until such ratification and acceptance are given.

APPENDIX “B”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

Skeena Resources Limited
Supplement to Omnibus Equity Incentive Plan for United States Participants

1.  General.  This supplement (the “Supplement”) to the Skeena Resources Limited Omnibus Equity Incentive Plan, as such plan may be amended from time to time (the “Plan”) shall apply to Participants who are resident for tax purposes in the United States (the “U.S.  Participants”).  In the event of any inconsistency between the Plan and this Supplement, the terms and conditions of this Supplement shall control and govern Awards granted to U.S. Participants, except to the extent necessary to ensure that a U.S.  Participant who is also subject to taxation under the Tax Act in respect of Awards granted under the Plan is not subject to material adverse tax consequences under the Tax Act.  Capitalized terms not defined in this Supplement shall have the meaning given to such terms in the Plan, the terms and conditions of which are herein incorporated by reference.

2.  Governing Tax Law.  References in the Plan to section 7 of the Tax Act shall not apply to any Award granted to a U.S.  Participant.  Awards granted to U.S. Participants generally shall be subject to the requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

3.  Award Agreement.  Unless otherwise determined by the Board, the Award Agreement evidencing an Award granted to a U.S.  Participant shall set forth the terms, conditions and limitations for such Award, which may include the term of the Award, the provisions applicable in the event of the U.S.  Participant’s termination of service, and the Corporation’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

4.  Options.  At the time of grant, the Board shall specify in the Award Agreement evidencing an Option the vesting schedule and period during which such U.S.  Participant has right to exercise the Option, in whole or in part, and the Board may determine that an Option may not be exercised in whole or in part for a specified period after it is granted.  Such vesting may be based upon the U.S. Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board.  Subject to the terms of the Plan, at any time after grant of an Option, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests.

5.  Restricted Share Units.  At the time of grant, the Board shall specify in the Award Agreement evidencing a Restricted Share Unit Award the date or dates on which the Restricted Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S.  Participant’s duration of service to the Corporation or any Affiliate, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board.  Subject to the terms of the Plan, at any time after grant of a Restricted Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Restricted Share Unit Award vests.

6.  Performance Share Units.  At the time of grant, the Board shall specify in the Award Agreement evidencing a Performance Share Unit Award the date or dates on which the Performance Share Units shall become fully vested and non-forfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S.  Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board.  Subject to the terms of the Plan, at any time after grant of a Performance Share Unit Award, the Board may, in its sole discretion, and subject to whatever terms and conditions it selects, accelerate the period during which a Performance Share Unit Award vests.

7.  Deferred Share Units.  At the time of grant, the Board shall specify in the Award Agreement evidencing a Deferred Share Unit Award the date or dates on which the Deferred Share Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the U.S.  Participant’s duration of service to the Corporation or any Affiliate, Performance Criteria, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Board.  The Board shall also specify the terms and conditions relating to the deferral and distribution (redemption) of the Deferred Share Units, including, without limitation, the date(s) on which the Deferred Share Units shall be distributed (including whether such distribution dates shall be elected by the U.S.  Participant), subject to the requirements of Section 409A of the Code.

APPENDIX “B”

SKEENA RESOURCES LIMITED
OMNIBUS EQUITY INCENTIVE PLAN

8.  Dividend-Equivalent Rights.  To the extent that the Board determines to grant Dividend-Equivalent Rights, such dividend equivalents shall be converted to additional Shares or Share units by such formula and at such time and subject to such restrictions and limitations as may be determined by the Board.  Such Dividend-Equivalent Rights shall satisfy the requirements of Section 409A of the Code.

9.  Section 409A of the Code.  To the extent that the Board determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code.  To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and United States Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan.  Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that following the effective date the Board determines that any Award may be subject to Section 409A of the Code and related United States Department of Treasury guidance (including such United States Department of Treasury guidance as may be issued after the effective date of the Plan), the Board may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related United States Department of Treasury guidance and thereby avoid the application of any penalty taxes under Section 409A of the Code.

Skeena Gold + Silver

2600 ― 1133 Melville St.

Vancouver, BC V6E 4E5

Canada

skeenagoldsilver.com